     As filed with the Securities and Exchange Commission on July 15, 1999

                                                       Registration No. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                ---------------

                      ANCOR COMMUNICATIONS, INCORPORATED
            (Exact name of registrant as specified in its charter)

              Minnesota                                41-1569659
   (State or other jurisdiction of        (I.R.S. Employer Identification No.)
   incorporation or organization)

                            6130 Blue Circle Drive
                          Minnetonka, Minnesota 55343
                                (612) 932-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                            Kenneth E. Hendrickson
                      Ancor Communications, Incorporated
                            6130 Blue Circle Drive
                          Minnetonka, Minnesota 55343
                                (612) 932-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copy to:

          Daniel J. Winnike                          Amy E. Ayotte
  Howard, Rice, Nemerovski, Canady,               Dorsey & Whitney LLP
    Falk & Rabkin, A Professional                220 South Sixth Street
             Corporation                         Minneapolis, MN 55402
   1755 Embarcadero Rd., Suite 200                   (612) 340-2600
         Palo Alto, CA 94303
           (650) 842-8500

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
                                                            Proposed
                                               Proposed      Maximum
 Title of each Class of        Amount          Maximum      Aggregate   Amount of
    Securities to be            to be       Offering Price  Offering   Registration
       Registered           Registered(1)     Per Share*     Price*        Fee
-----------------------------------------------------------------------------------
 Common Stock ($.01 par
  value), including
  attached preferred
  share purchase
  rights...............    2,875,000 shares    $28.8125    $82,835,937   $23,029
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

  * Estimated pursuant to Rule 457(c) solely for purposes of computing the registration fee and based upon the last sale price for such common stock on July 15, 1999, as reported on the Nasdaq SmallCap Market.
(1) Includes 375,000 shares that may be purchased by the Underwriters solely to cover over-allotments, if any.

                                ---------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

Prospectus (Not Complete)
Issued July 15,1999

                                2,500,000 Shares

[Logo of Ancor]

                                  Common Stock

                                  -----------

  Ancor Communications, Incorporated is offering 2,500,000 shares of common stock in a firmly underwritten offering.

                                  -----------

  Our common stock is listed on the Nasdaq SmallCap Market under the symbol "ANCR." On July 15, 1999, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $28 13/16 per share.

                                  -----------

  Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
Offering Price..................................................   $       $
Discounts and Commissions to Underwriters.......................   $       $
Offering Proceeds to Ancor......................................   $       $

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  We have granted the underwriters the right to purchase up to an additional 375,000 shares of common stock to cover any over-allotments. Banc of America Securities LLC expects to deliver the shares of common stock to investors on or
about      , 1999.

Banc of America Securities LLC

   Bear, Stearns & Co. Inc.

       Morgan Keegan & Company, Inc.

                                       John G. Kinnard and Company, Incorporated

                                  -----------

                                       , 1999

     [Description of artwork to be included in inside front cover bifold to be provided]


                                   TRADEMARKS

   Each trademark, trade name or service mark appearing in this prospectus belongs to its respective holder. Among the trademarks that we claim rights to are GigWorks(TM), GigVision(TM), Ancor Communications and the Ancor logo.

   We were incorporated in the State of Minnesota in 1986. Our principal executive offices are located at 6130 Blue Circle Drive, Minnetonka, Minnesota, 55343, and our telephone number is (612) 932-4000. Our website is located at www.ancor.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider this information a part of this prospectus.

Image (two pages wide:)

     The image consists of two boxed images positioned side-by-side in the top left hand corner of the page and a third image which takes up the other three-quarters of the two pages.

     There is a title above the two boxed images labeled "Early Storage Implementation." The boxed image on the left is subtitled "In traditional storage topologies, stored data is directly attached to individual storage." Below the subtitle, the image depicts three computers on the left, a cloud representing a LAN in the middle and two servers on the right, with each connected to a storage device. Below the image are the following three bullet points:

     .   Single access point to storage creates data traffic jam

     .   Limited to 16 connections

     .   Short distance between servers and storage.

     The boxed image on the right is subtitled "Fibre channel hubs solve part of the problem, providing shares bandwidth among multiple servers and storage devices." Below the subtitle, the image shows three computers on the left, a cloud representing a LAN in the middle and a hub on the right, with the hub surrounded by three servers and three storage devices. The LAN cloud is connected by solid lines to the three servers, and the hub is connected to the servers and the storage devices by solid lines. Below the image are the following two bullet points:

     .   Limited to 126 connections

     .   As devices are added, bandwidth sharing diminishes performance

The large image consists of five computers surrounding a cloud representing a LAN in the bottom left corner of the page. In the top right corner of the page is a larger cloud representing a SAN. Inside the cloud are seven switches which have lines interconnecting them. Surrounding the SAN cloud are seven storage devices and three servers. Three solid lines connect the LAN cloud in the bottom left corner of the page with the three servers. Above the large image, and to the right of the two boxed images, is the title:

"Ancor's fibre channel switches offer shared storage without shared bandwidth -- plus a unique ability to scale from low-cost, single-switch to large, multi-switch configurations." Below the image are the following heading and five bullets:

          Storage area networks, or SANs, using Ancor fibre channel switches alleviate the limitations of early storage implementations

     * More scalability -- Cross-connect architecture allows growth to thousands of connections

     * Enhanced performance -- Transmission speeds of up to one gigabit per second for each switch connection

     * More flexibility -- Spans distances up to 10 km for storage/server consolidation and remote backup infrastructures

     * Easy management -- GigVision(TM) software allows SAN monitoring and control

     * Improve LAN performance -- SANs offload data storage applications from the LAN, improving LAN performance

                 [GIGWORKS(TM) ANCOR COMMUNICATIONS, INC. LOGO]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   2
Risk Factors.............................................................   4
Where You Can Find More Information......................................  13
Use of Proceeds..........................................................  14
Price Range of Common Stock and Dividend Policy..........................  14
Capitalization...........................................................  15
Dilution.................................................................  16
Selected Financial Data..................................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  26
Management...............................................................  38
Principal Shareholders...................................................  41
Description of Capital Stock.............................................  42
Underwriting.............................................................  45
Legal Matters............................................................  47
Experts..................................................................  47
Index to Financial Statements............................................ F-1

                           FORWARD-LOOKING STATEMENTS

   This prospectus, including the documents incorporated by reference in this prospectus, includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements in these documents include, but are not necessarily limited to, those relating to:

  . our expectation that we will receive revenue from Sun Microsystems in the fourth quarter of 1999;

  .our intention to develop further business with existing customers and to attract new customers;

  . the anticipated growth in the storage area network and fibre channel switch markets;

  . our ability to carry out our strategy;

  . our success in developing new or enhanced products to take advantage of market opportunities or to respond to competition; and

  . our achieving year 2000 compliance or the impact on us of any third party's failure to achieve year 2000 compliance.

   Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in the "Risk Factors" section and elsewhere in this prospectus. We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

   This summary provides an overview of the key aspects of the offering. Because this is a summary, it may not contain all of the information that is important to you. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and related notes contained therein. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option. The terms "Ancor Communications, Incorporated," "Ancor," "we," "us" and "our" as used in this prospectus refer to Ancor Communications, Incorporated.

                       Ancor Communications, Incorporated

   We provide a wide range of switching solutions for storage area networks, commonly referred to as SANs, which are networks that connect a company's data storage systems and computer servers. Our switching solutions are based on the fibre channel interconnect protocol, an industry networking standard designed for data-intensive transfers. Our GigWorks family of fibre channel switches enables a company to cost-effectively manage the growth of its data storage requirements, improve the data transfer performance between its servers and data storage systems, increase user access to data, increase the size and scope of its SAN, and improve the performance of its local area network, or LAN, by offloading data storage applications to the SAN.

   We sell our fibre channel switching solutions primarily to original equipment manufacturers that combine our switches with their own products and sell the combined products under their own brand. For instance, in June 1999 we signed an agreement to sell fibre channel switches to Sun Microsystems for incorporation into Sun's storage products. We also sell to system integrators that integrate our switches with products from other manufacturers and sell the combined solution to end-user customers. Our other customers include Hitachi Data Systems, INRANGE Technologies, Prisa Networks and Forefront Graphics.

   We have an extensive history designing fibre channel switches, during which time we have developed significant technical expertise. We were the first to offer a fibre channel switch, the first to develop a gigabit-speed fibre channel switch, and the first to offer gigabit-speed fibre channel switches with features like multistage support, cross-connectivity, arbitrated loop support and self-configuring ports. Our key technological advantages lie in our ability to design highly integrated application specific integrated circuits, or ASICs, which provide cost, reliability and performance benefits compared to other fibre channel switches, and in our fibre channel architecture, which significantly improves the scalability and performance of large SANs. These advantages allow us to provide fibre channel switches which offer what we believe is the best combination of scalability, reliability, performance and cost of any fibre channel switch on the market.

   Over the past decade, the volume of business-critical data created, processed and accessed throughout organizations has increased dramatically, creating a data traffic jam between storage systems and servers. In response to the demand for high-speed and high-performance storage-to-server and server-to-server connectivity, the fibre channel interconnect protocol was developed in the early 1990s and has earned broad support from storage and server industry leaders. Fibre channel's support for networked connections, large data block transfers and multiple protocols has enabled the development of SANs to meet companies' increasing data management needs.

   The servers and storage systems that make up a SAN can be interconnected using either hubs or switches. Fibre channel switches offer significant benefits over hubs, including allocating full network bandwidth, or capacity, to each device on the SAN, providing much greater scalability and facilitating network management. International Data Corporation estimates that the market for fibre channel switches will grow from approximately $83 million in 1998 to approximately $1.7 billion in 2002, representing a compound annual growth rate of 113%.

   Our goal is to be the leading supplier of fibre channel switching products for SAN applications. Key elements of our strategy to achieve this goal include:

  . capitalizing on our core technology to offer low cost, high performance solutions;
  . leveraging our original equipment manufacturer relationships to expand our customer base;
  . broadening our product offerings to meet customers' evolving SAN needs;
    and
  . continuing our leadership in the expansion of the fibre channel standard to promote interoperability.

                                  The Offering

 Common stock offered by Ancor...................... 2,500,000 shares
 Common stock to be outstanding after the offering.. 27,389,107 shares
 Use of proceeds.................................... For working capital and for general corporate
                                                     purposes. See "Use of
                                                     Proceeds."
 [Nasdaq National Market] symbol.................... ANCR

   The number of shares that will be outstanding after the offering is based on the actual number outstanding as of June 30, 1999. It excludes:

  . 4,787,039 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 3,430,734 shares were outstanding as of June 30, 1999, at a weighted average exercise price of $2.64 per share; and

  . 2,120,392 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $7.42 per share. See "Capitalization."

                             Summary Financial Data

   You should read the summary financial data below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes included in this prospectus.

                                                                         Quarter Ended
                                  Year Ended December 31,                  March 31,
                         ---------------------------------------------  ----------------
                          1994     1995     1996      1997      1998     1998     1999
                         -------  -------  -------  --------  --------  -------  -------
Statement of Operations            (in thousands, except per share data)
 Data:
Total revenues.......... $ 4,761  $ 4,673  $ 6,258  $  7,924  $  4,393  $ 1,042  $ 1,520
Total operating
 expenses...............   4,433    5,327    8,142    11,956    12,646    3,160    3,078
Operating loss..........  (2,415)  (3,187)  (5,450)  (10,023)  (14,684)  (2,818)  (2,224)
Net loss................  (2,595)  (3,269)  (5,290)   (9,823)  (14,498)  (2,765)  (2,162)
Basic and diluted net
 loss per share......... $ (0.47) $ (0.44) $ (0.60) $  (0.93) $  (1.04) $ (0.25) $ (0.09)
Weighted average common
 shares outstanding.....   5,516    7,449    9,351    10,963    14,741   11,884   24,002

                                                                As of March 31,
                                                                      1999
                                                                ----------------
                                                                           As
                                                                Actual  Adjusted
                                                                ------- --------
Balance Sheet Data:                                              (in thousands)
Cash and cash equivalents...................................... $ 1,711 $69,431
Working capital................................................   6,275  73,995
Total assets...................................................  13,655  81,375
Long-term debt, net of current maturities......................      95      95
Total shareholders' equity.....................................   3,108  70,828

   For an explanation of the determination of the number of shares used in computing basic and diluted net income per share, see note 1 of notes to financial statements.

   The balance sheet data as of March 31, 1999 as adjusted reflect our sale of 2,500,000 shares of common stock offered by this prospectus at an assumed public offering price of $28 13/16 share, after deducting the estimated underwriting discounts and commissions and the offering expenses that we will pay. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

   This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock. Our business, financial condition and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Because we expect to incur significant product development, sales, marketing and administrative expenses, we may not become profitable.

   We have incurred significant losses since inception and expect to incur losses in the future. We expect to incur significant product development, sales and marketing and administrative expenses and, as a result, we will need to generate substantially more revenue than we have to date to achieve and maintain profitability. There is a risk that we will not be able to realize sufficient revenues to achieve profitability in the future.

If a significant market for SANs and SAN switching products does not develop, our business may fail.

   Our growth will be limited if storage area network, or SAN, technology and solutions do not become widely accepted. Our product development and marketing efforts are focused on the SAN market, which has only recently begun to develop and is evolving rapidly. The markets for new technology frequently develop more slowly than the technology targeted to those markets. Organizations often implement SANs in connection with their deployment of new storage systems and servers and, as a result, we are partly dependent on these markets. Potential end-user customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, like SANs. We cannot be sure that SANs will ever achieve widespread market acceptance or that the market will develop as quickly as anticipated.

   Our success also depends in part upon market acceptance of our SAN switching solutions as an alternative to the use of hubs or other interconnect devices in SANs. In general, hubs are priced lower than switches. We currently expect that substantially all of our future revenue will be derived from sales of our fibre channel switches. Because this market is new, it is difficult to predict its potential size or future growth rate. If the market does not accept the use of SAN switches, our business could be adversely affected.

If our relationship with Sun Microsystems fails, our business would be materially harmed.

   In June 1999, we announced an original equipment manufacturing agreement with Sun Microsystems. Under this agreement, we expect to sell fibre channel switches to Sun for incorporation into Sun's SAN products. However, like other original equipment manufacturer agreements, our agreement with Sun does not provide us with any assurance that we will ultimately sell our products to Sun. The agreement does not require Sun to purchase any volume of products from us, and Sun could incorporate a competitor's fibre channel switch into its products. In addition, there are risks that Sun may decide to incorporate technology other than fibre channel switches into its products, or may experience problems integrating our fibre channel switches with other components of its products, either of which would result in Sun failing to purchase products from us. Together with Sun, we are currently in the final stages of testing our new switch for use with the SAN products that Sun is developing. We cannot assure you that Sun will be able to complete the integration of our switch with its final SAN products, nor can we assure you that Sun will not find any material deficiencies during this final testing stage. If Sun is unable to integrate our switch into its SAN products, if Sun finds material deficiencies with our switch or if other unanticipated events occur, our business will be adversely affected, and the price of our common stock may decline. Our relationship with Sun is new and, as a result, we have not yet achieved any sales to Sun.

   In addition to the revenue we expect to generate by selling our products to Sun, this agreement is extremely important to our business because it is viewed by the market as a validation of our technology, our products and our ability to service a significant original equipment manufacturer. If our relationship with Sun were harmed in any way, it would significantly negatively impact the market's perception of us and our products, and our revenues could be significantly reduced.

   As is generally the case with original equipment manufacturer agreements, our agreement with Sun contains precise manufacturing quality specifications. The agreement further contemplates that we will lower the price of our products to Sun during the term of the agreement. If we cannot satisfy these quality and price reduction provisions, Sun may seek an alternative supplier or could gain access to our technology to remedy problems that we cannot correct.

If we fail to develop and maintain relationships with successful original equipment manufacturers, we may be unable to become profitable.

   To succeed in the SAN market, we will need to sell our products directly to original equipment manufacturers. We have only recently marketed our products to original equipment manufacturers, and we have limited experience selling our products to them. We cannot be certain that our original equipment manufacturer customers will continue to develop, market and sell products that incorporate our technology, nor can we control their ability or willingness to do so. We sell our products through original equipment manufacturers who compete in highly competitive markets, and our success will depend on the success of these customers. If we fail to develop and manage relationships with original equipment manufacturers or if our customers fail to sell our products, we may be unable to achieve profitability.

   Original equipment manufacturers typically conduct significant evaluation, testing, implementation and acceptance procedures before they begin to market and sell products incorporating new components. This evaluation process can be lengthy and may range from several months to over a year. In addition, the process is complex, and we may be required to incur significant sales, marketing and management expenses to support it. The process is becoming more complex as we simultaneously qualify our products with multiple customers. As a result, we may expend significant sales, marketing and managerial resources to develop customer relationships without success or before we recognize any revenue from these relationships. In addition, even if we are selected by an original equipment manufacturer as a supplier, there is typically no purchase commitment made. Thus, we cannot assure you that we will sell specified or minimum amounts of product to any current or future original equipment manufacturer customers.

Competition in the SAN market may lead to reduced sales of our products, reduced profits and reduced market share.

   Because of the intense competition to provide components to the SAN market, our business may not develop as significantly as we expect or we may lose current or potential customers. Alternatively, our profitability could be impaired by pricing pressure from intense competition. Our primary competitor in the fibre channel switch market, Brocade Communications, currently sells more switches than we do, and its perception by some as an early leader in the SAN market may adversely affect our ability to develop new customer relationships. Other companies are also providing fibre channel switches and other products to the SAN market, including Gadzoox, McData and Vixel, and their products could become more widely accepted than ours. In addition, a number of companies, including Emulex, Interphase, JNI and QLogic are developing, or have developed, fibre channel products other than switches, such as adapters or hubs, that compete with our products in some applications. We anticipate that these and other companies may introduce additional fibre channel products, including switches, in the near future. To the extent that these companies have a current supplier relationship with our potential customers, it will be more difficult for us to win business from these potential customers. If fibre channel technology gains wider market acceptance, it is likely that an increasing number of competitors will begin developing and marketing fibre channel products. Some of the companies that produce or may produce competitive fibre channel products have substantially greater resources, greater name recognition and access to larger customer bases than we do. As a result, our competitors may succeed in adapting more rapidly and effectively to changes in technology or the market. If we fail to compete effectively, it would prevent us from generating sufficient sales to allow us to attain profitable operations. See "Business--Competition."

Our revenue will be materially reduced as a result of the warrant we granted to Sun Microsystems.

   As part of our agreement with Sun, we granted a warrant to Sun to purchase up to 1.5 million shares of our common stock at an exercise price of $7.30 per share. In order for the warrant shares to vest, Sun must purchase products from us. The warrant shares are earned at the rate of one share for each $67.00 of revenue we receive from Sun through September 30, 2002. In each period in which the warrant shares are earned, a non-cash sales discount will be recorded. The amount of the non-cash sales discount will be the fair value of the warrant shares which are earned in the period. Fair value of the warrant shares will be calculated by using the Black-Scholes option pricing model. The primary component in the Black-Scholes calculation is the value of our common stock at that time. The value of the warrant shares, and the corresponding sales discount, increases as our stock price increases. Conversely, the value of the warrant shares, and the corresponding sales discount, decreases as our stock price decreases. Since the value of our stock cannot be estimated, it is not possible to estimate the amount of the non-cash sales discount that could be recorded, but it could be significant. For example, if our share price is $28.81, the value of a warrant share would be $27.06 based on the Black Scholes option pricing model. This means that for each $67.00 in gross revenue to Sun, we would record a non-cash sales discount of $27.06. Depending on our stock price, this sales discount could cause us to report a negative gross margin on sales to Sun.

   In addition to the impact of newly earned warrant shares, revenue in any quarter will also be affected by a change in the value of the warrant shares that were earned in prior periods but not yet exercised. For example, if some warrant shares are earned in the first quarter of 2000, we would record a non-cash sales discount based on the fair market value of those warrant shares as of the end of that quarter. If Sun does not exercise these warrant shares by the end of the second quarter of 2000, we would either record an additional non-cash sales discount or a non-cash sales credit depending on the change in the value of those warrant shares from the end of the first quarter to the end of the second quarter. If Sun exercises the warrant shares in the third quarter, we would record a final non-cash sales discount or a non-cash sales credit based on the change in the value of the warrant shares from the end of the second quarter to the date Sun exercises the warrant shares. We cannot predict the impact on our revenue because it is dependent on the number of warrant shares Sun holds and the change in our stock price.

The market for SANs and for our products may be impaired if sufficient interoperability is not achieved and maintained.

   Given that organizations want products that they purchase from different vendors to work together, the ability of the various components that comprise a SAN, such as adapter cards, hubs and switches, to interoperate is an important factor in the development of the SAN market. Currently, the manufacturers of these various components have not established a complete interoperability standard and may never do so. If manufacturers of fibre channel SAN products do not manufacture products that interoperate with the products of other manufacturers, the development of the SAN market may be limited. In addition, if interoperability standards are not agreed upon, our products could fail to achieve the desired level of market acceptance because potential customers may believe that a competitor's products represent the standard that will more likely prevail.

   In addition, our products are designed to conform to the fibre channel interconnect protocol and other industry standards. There is a risk that fibre channel, or the other standards we have employed, may not be widely adopted, and competing standards may emerge that will be preferred by original equipment manufacturers or end-users. If end-users and original equipment manufacturers do not adopt the standards we have adopted for our products, our growth may be limited.

Since we have entered the SAN business recently, we cannot reliably predict our operating requirements.

   Our inability to accurately anticipate our future operating results could cause us to incur unnecessary expenses or to forego opportunities because we may not take sufficient steps to support growth. Moreover, most of our expenses are fixed in the short-term or incurred in advance of receipt of corresponding revenue. As a result, we may not be able to decrease our spending to offset any unexpected shortfall in our revenues. We have only recently begun marketing our products to the SAN market and do not have meaningful historical results upon which to base our forecasts. If we are unable to forecast our operating requirements, our results of operations could be negatively impacted.

If we are unable to develop new and enhanced products that meet customer needs and achieve widespread market acceptance, our results of operations could be negatively impacted.

   The data storage markets are subject to rapid technological change, including changes in customer requirements, frequent new product introductions and enhancements, and evolving industry standards. Our success depends in part on our ability to keep pace with technological developments and emerging industry standards. We must also respond to evolving customer requirements by enhancing our current products and developing and introducing new products. There is a risk that if we fail to anticipate or respond rapidly to advances in technology by adapting our products appropriately, our products could become obsolete. If this occurs, our business could be adversely affected. As we introduce new or enhanced products, we will also need to manage successfully the transition from older products to minimize disruption in our customers' ordering patterns, to avoid excessive levels of older product inventories and to ensure that enough supplies of new products can be delivered to meet our customers' demands. If we fail to develop and introduce successfully new products and product enhancements, our revenue would be reduced, or we could incur substantial charges.

Since our business is dependent on a small number of customers, the loss of any one of them will materially reduce our revenues.

   In the past, a significant portion of our revenue has been generated by three customers. Hucom generated 4% of our revenue in 1998, 88% in 1997, and 41% in 1996. Netmarks, which succeeded Hucom as our Japanese distributor, generated 22% of our revenue in 1998. Boeing generated 50% of our revenue in 1998, 9% in 1997, and 1% in 1996. None of these customers is expected to contribute a significant portion of our revenues in the future as a result of our change in focus from the local area network market to the SAN market.

   Going forward, we expect to derive a substantial portion of our revenue from original equipment manufacturers. To date, we have agreements with only eight original equipment manufacturers, and anticipate that a small number of customers will account for a significant portion of our future revenues. Our agreements with original equipment manufacturers do not provide any assurance of future sales to these customers. Original equipment manufacturers can stop purchasing and marketing our products at any time and our agreements are not exclusive and do not require any minimum purchases. If we lose any significant customers or if a significant customer materially reduces its purchases of our products, our revenues might decline.

New products we develop may contain undetected hardware and software errors, which could require significant expenditures of time and money to correct, harm our relationships with existing customers, and negatively impact our reputation in the industry.

   Like other products as complex as ours, our SAN switches may contain undetected hardware or software errors when we first introduce new products or release new versions of existing products. Despite our testing and quality control efforts, we anticipate that errors may be found from time to time in our new or enhanced products after commercial introduction. In addition, our products are combined with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. If we are unable to rapidly correct any errors, it could result in the following and other consequences:

  . delay or loss of market acceptance of our products;

  . significant warranty or other liability claims;

  . diversion of engineering and other resources from product development efforts;

  . significant customer relations problems;

  . loss of credibility in the market; and

  . inability to sell our products until any errors are corrected.

Moreover, the occurrence of hardware and software errors, whether caused by our products or another vendor's SAN products, could delay or prevent the development of the SAN market. Our growth depends on our SAN products and if any of these events occur, our business could be seriously harmed.

If our subcontractors do not meet our manufacturing needs, we may not be able to produce and sell our products.

   We subcontract a majority of our production activities, including the manufacture, assembly and testing of our products. We currently depend upon LSI Logic for the manufacture of our application specific integrated circuits, or ASICs, and Pemstar for the manufacture and assembly of our switch products. We depend on these and other subcontractors to deliver high quality products in a timely manner, but we cannot assure you that they will. We currently do not have a long-term supply contract with any of our subcontractors. Our subcontractors are not obligated to supply products to us for any specific period, or in any specific quantity, except as may be provided in a particular purchase order. We generally place orders with our subcontractors between one and three months before scheduled delivery of products to our customers. Accordingly, if we inaccurately forecast demand for our products, we may be unable to obtain adequate manufacturing capacity from our subcontractors to meet our customers' delivery requirements, or we may accumulate excess inventories. Poor performance by one of our subcontractors would have a material adverse effect on our business until we find an alternate subcontractor. We cannot assure you that we would be able to find an alternate subcontractor to deliver quality products at an acceptable price. If we experience problems with one of our subcontractors, our business could be materially adversely affected.

   In addition, future growth may cause us to increase the orders to our subcontractors. If this happens, we may not be able to accurately forecast our needs or manage our relationship with our subcontractors during the transition. Significant increases in the volume of product we order will also place increased demands on our subcontractors, including the need to secure adequate supplies of the components needed for our products and to successfully begin large scale production of a new line of products. Frequently, manufacturers encounter delays or difficulties in beginning volume production of new product lines. If we or our subcontractors are not able to effectively manage the anticipated increase in production volumes, our business could suffer.

Our dependence on a limited number of suppliers and the possible unavailability of some key components may prevent us from being able to produce our products.

   Some of the components we use in our products are available only from a single supplier, or from a limited number of suppliers. For example, we purchase ASICs and microprocessors from single sources, and power supplies and other specific electronic components used in our products from limited sources. Other components may occasionally be in short supply or temporarily be available from only a single supplier. The following factors could each have a material adverse effect on our ability to obtain components for our products:

  . scarce quantities of components;

  . a reduction or interruption in component supply;

  . a disruption of existing supplier relationships;

  . an inability to develop alternative sources; and

  . a significant increase in the price of components.

If we are unable to buy components on a timely basis, we will not be able to produce our products.

If our business grows, it will place increased demands on our management, operational and production capabilities that we may not be able to adequately address. If we are unable to meet these increased demands, our business will be harmed.

   Unless we manage our growth effectively, we may make mistakes in operating our business, such as inaccurate sales forecasting and material planning. Future growth of our operations may place significant demands on our management, operational and production resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. If we cannot manage growth effectively, our business could suffer.

If we fail to comply with evolving regulatory approvals or government regulations or the emerging fibre channel standard, we may be unable to sell our products.

   If we fail to comply with evolving regulatory approvals or government regulations, we may be unable to sell our products. Similarly, if we fail to comply with the emerging fibre channel standard, we may be unable to sell our products. Our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories in the United States. Internationally, products that we develop will also be required to comply with standards established by authorities in various countries.

We expect our quarterly revenues and operating results to fluctuate for a number of reasons which could cause our stock price to fluctuate.

   Our quarterly revenues and operating results have varied significantly in the past and are likely to vary significantly in the future due to several factors. The primary factors that may affect our quarterly results include the following:

  . the effect of the warrant granted to Sun Microsystems;

  . timing, size and terms of customer orders;

  . changes in customer buying patterns;

  . uncertainties associated with the introduction of any new product or product enhancement;

  . the timing of the announcement and introduction of new products by us or our competitors;

  . the mix of our products sold and the mix of distribution channels through which our products are sold;

  . deferrals of customer orders in anticipation of new products, services or product enhancements introduced by us or our competitors;

  . technological developments affecting the data communication network market; and

  . the overall strength of the economy.

As a result of the variability in our operating results, our stock price has fluctuated and may continue to fluctuate in the future. It is likely that in some future period our operating results will be below your expectations or those of public market analysts. If our operating results are lower than expected, our stock price could decline.

The market price of our stock may be volatile.

   Like other technology companies, our stock price may be volatile and could drop substantially below the price investors pay for shares in this offering. In addition to changes in our stock price resulting from operating results, our stock price may fluctuate due to the following factors:

  . changes in financial estimates by securities analysts;

  . changes in market valuations of other technology companies;

  . gain or loss of significant original equipment manufacturer customers;

  . short-selling of our common stock;

  . announcements of business developments by us or our competitors;

  . public perception regarding fibre channel's market status;

  . developments or disputes concerning proprietary rights;

  . technological innovations or newly introduced products;

  . general conditions in the data communications network industry and the economy; and

  . comments about us or our markets posted on the internet.

Loss of key personnel or the inability to hire additional qualified personnel would negatively impact our business.

   The loss of the services of any of our key management employees, our inability to attract and retain qualified personnel or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of, and negatively impact our ability to sell, our products. In addition to our key management personnel, our success depends on our ability to attract and retain highly skilled managerial, engineering, sales and marketing and other personnel. Competition for these personnel is intense. In recent years, there has been great demand for qualified skilled and unskilled employees in the Minneapolis area, where our main operations are located, and in other areas where we operate. There is a risk that we will be unsuccessful in attracting and retaining the personnel we need for our business.

Our business is dependent on our intellectual property, and our inability to protect our intellectual property could negatively affect our ability to compete.

   Our success will depend on our ability to protect our intellectual property rights. To establish and protect our intellectual property rights, we rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure. We also enter into confidentiality or license agreements with our consultants, customers and corporate partners. We cannot be certain that the steps we take to protect our intellectual property will adequately protect our proprietary rights, or that others will not independently develop or otherwise acquire equivalent or superior technology. In addition, the laws of some of the countries in which our products are or may be sold may not protect our proprietary rights as fully as in the United States.

We may be a party to intellectual property litigation, which may result in significant costs and be time consuming.

   In the future, we may be a party to intellectual property litigation, either to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. Any litigation or dispute, regardless of its success, would likely result in substantial costs and be time consuming. An adverse determination could:

  . subject us to significant liabilities to third parties;

  . invalidate our proprietary rights;

  . require us to seek licenses from or pay royalties to third parties;

  . require us to develop appropriate alternative technology; or

  . require us to stop using the challenged intellectual property or stop selling our products that incorporate it.

Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Because of competitive pricing pressures, the average price of our products may decline, resulting in a decrease in our revenues and gross margins.

   We anticipate that the average price of our products will decrease in the future in response to competitive pricing pressures and changes in product mix or other factors. If we are unable to offset these decreases by increasing our sales volumes, our revenues will decline. In addition, to maintain our gross margins, we must develop and introduce new products and product enhancements, and we must continue to reduce the manufacturing cost of our products. If we fail to do this, our business could suffer.

We may not be successful in our international sales activities, which could adversely affect our growth.

   Our international sales will be limited if we are unable to establish and maintain relationships with international distributors and original equipment manufacturers customers. Even if we increase our international sales efforts, we cannot be certain that we will increase demand for our products in these markets. Our international operations are subject to a number of risks, including:

  . longer sales cycles;

  . difficulty in collecting accounts receivable;

  . political and economic instability;

  . reduced protection of intellectual property rights;

  . protectionist laws and business practices that favor local competition;
    and

  . dependence on local vendors.

   To date, none of our international revenues and costs has been denominated in foreign currencies. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and therefore less competitive in foreign markets. A portion of our international revenues may be denominated in foreign currencies in the future, which will subject us to risks associated with fluctuations in those foreign currencies.

If we, our key suppliers or our customers are not ready for the year 2000 calendar change, our business may be severely disrupted and our business may be negatively affected.

   The year 2000 computer issue creates risks for us. Year 2000 issues exist when computer systems and applications fail to recognize date information correctly when the year changes to 2000. If those computer programs are not corrected, many computer systems could fail or create erroneous results. We believe that the most significant year 2000 risk to us relates to year 2000 compliance of our suppliers and customers, particularly because we are dependent on third party manufacturers. We are in the process of identifying year 2000 issues of key third parties which could impact us. We cannot assure you that the year 2000 issue will be properly addressed by customers, vendors and other third parties. The efforts of third parties are not within our control, and their failure to remedy year 2000 issues successfully could result in business disruption, loss of revenue and increased operating cost. In addition, concern over year 2000 issues may make potential customers reluctant to invest in advanced new technology, like SANs, on which our business depends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

Our shareholder rights plan, articles of incorporation and Minnesota law could make it more difficult for a third party to acquire us and may prevent our shareholders from recognizing a premium on our stock.

   Our shareholder rights plan and provisions of our articles of incorporation and of the Minnesota Business Corporation Act may make it more difficult for a third party to acquire us, even if doing so would allow our shareholders to receive a premium over the prevailing market price of our shares. Our shareholder rights plan and those provisions of our articles of incorporation and Minnesota law are intended to encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

We may not meet our future capital needs, limiting our ability to grow.

   We may require additional capital to support our operations in the future. Additional capital may be unavailable, or available only on unfavorable terms. Any additional equity financings may be dilutive to purchasers in this offering. Any debt financing may involve restrictive covenants that could limit how we conduct our business or limit our ability to pay dividends. Failure to secure additional financing if and when needed could adversely affect our operations. If we are unable to raise additional capital, we would be required to delay, scale back, or eliminate market expansion activities and research and development on existing or new products, or cease operations entirely.

We have a legal proceeding pending which, if decided against us, could require a substantial cash payment.

   We have been sued in Hennepin County district court in the State of Minnesota by an entity with which we were negotiating a lease. We intend to defend this suit vigorously. However, the litigation process is inherently uncertain and we may not prevail. Our defense of this litigation, regardless of its outcome, has and will continue to consume management and financial resources. If we do not prevail, we could be subject to material financial liabilities. See "Business--Pending Legal Proceeding."

Our business may be harmed by class action litigation due to the volatility of our stock price.

   In the past, parties have brought securities class action litigation against a company after periods of volatility in the market price of the company's securities. We were a defendant in a consolidated class action captioned In re Ancor Communications, Inc. Securities Litigation, Case No. 97-CV-1696 (D. Minn.) which alleged that we violated the federal securities laws. We settled the lawsuit in November 1998 and the district court dismissed it in February 1999. Under the terms of the settlement, a fund was created in the amount of $1,650,000. We paid $250,000 of the total settlement and our insurer paid the remaining $1,400,000. We may be the target of similar litigation in the future. Additional securities litigation could result in substantial costs and divert our management's attention and resources.

You will experience immediate and substantial dilution.

   Investors in this offering will experience substantial dilution in net tangible book value per share from the public offering price. See "Dilution."

Future sales of our common stock could adversely affect our stock price.

   Future sales of substantial amounts of our common stock in the public market, including the shares covered by this prospectus, or the perception that these sales could occur, could adversely affect the market price of our common stock. As of June 30, 1999, we had outstanding 24,889,107 shares of common stock, plus 3,430,734 shares of common stock reserved for issuance upon exercise of outstanding options, 135,834 of which are currently exercisable and 1,686,043 of which become exercisable as of October 21, 1999, and 2,120,392 shares of common stock reserved for issuance upon exercise of outstanding warrants, 620,392 of which are currently exercisable. All of the outstanding shares of our common stock are either freely saleable or saleable under currently effective registration statements.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the internet at the SEC's website at http://www.sec.gov. You may read and copy any materials that we have filed with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

   This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and omits certain information contained in the registration statement as permitted by the SEC. Additional information regarding Ancor and the common stock we are offering is contained in the registration statement, including any exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the street address or at the website listed in the paragraph above.

   The SEC allows us to incorporate by reference into this prospectus the information we have filed with it. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC will automatically update this prospectus. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the initial filing of the registration statement that contains this prospectus and before the time that we sell the securities offered by this prospectus:

  . our annual report on Form 10-K for the fiscal year ended December 31, 1998;

  . our quarterly report on Form 10-Q for the quarter ended March 31, 1999;

  . our current report on Form 8-K filed June 11, 1999;

  . the description of our common stock contained in the registration statement on Form 8-A, dated March 11, 1994, and any amendment or report filed to update this description filed subsequent to the date of this prospectus and before the termination of this offering; and

  . the description of our shareholder rights plan contained in the registration statement on Form 8-A, dated November 4, 1998, and any amendment or report filed to update this description filed subsequent to the date of this prospectus and before the termination of this offering.

   We will provide a copy of these filings to you at no cost if you request them in writing at the following address: Ancor Communications, Incorporated, 6130 Blue Circle Drive, Minnetonka, Minnesota, 55343, Attention: Steven E. Snyder, Chief Financial Officer, or call (612) 932-4000.

                                USE OF PROCEEDS

   We estimate the net proceeds we will receive from the sale of the 2,500,000 shares of our common stock offered in this offering will be approximately $67,720,000, or approximately $77,930,000 if the underwriters' over-allotment option is exercised in full, based on an assumed public offering price of $28 13/16 per share and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

   We intend to use the net proceeds from this offering for working capital and for general corporate purposes, including research and development, sales and marketing efforts and funding of accounts receivable and inventory. We may also use a portion of the proceeds for acquisitions of complimentary businesses, products or technologies, although we currently have no plans to do so.

   Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   Our common stock has been quoted on the [Nasdaq National Market] since July , 1999. Before that, our common stock was listed on the Nasdaq SmallCap
Market. Our common stock is also traded on the Pacific Exchange, Inc. The following table shows the high and low sale prices of our common stock for each full quarterly period within the three most recent fiscal years, as reported by the [Nasdaq National Market] or the Nasdaq SmallCap Market, as applicable.

                                                             High      Low
                                                             ----      ---
   Year ended December 31, 1997:
     First Quarter.......................................... $16       $ 3
     Second Quarter.........................................   9        3 13/16
     Third Quarter.......................................... 12 1/2     7 3/16
     Fourth Quarter......................................... 10 13/16   3 9/16
   Year ended December 31, 1998:
     First Quarter.......................................... $9 1/8    $4 7/16
     Second Quarter.........................................  7 5/16    2 1/2
     Third Quarter..........................................   4         1
     Fourth Quarter.........................................  4 7/16    1 1/16
   Year ended December 31, 1999:
     First Quarter.......................................... $9 1/8    $3 31/32
     Second Quarter......................................... 32 3/4     4 3/4
     Third Quarter (through July 15, 1999).................. 38 1/2    27 1/16

   On July 15, 1999, the last sale price of our common stock as reported by the Nasdaq Small Cap Market was $28 13/16 per share. On June 30, 1999, the number of shareholders of record was approximately 320 and the estimated number of beneficial holders was approximately 11,000.

   We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business.

                                 CAPITALIZATION

   The following table summarizes our capitalization as of March 31, 1999, on an actual basis, and on an as adjusted basis to give effect to our receipt of the estimated net proceeds from the sale of the shares of our common stock offered by this prospectus at an assumed public offering price of $28 13/16 per share, after deducting the underwriting discounts and commissions and the estimated offering expenses we will pay. You should read this information in conjunction with our financial statements and the related notes that appear elsewhere in this prospectus.

   The number of shares issued and outstanding shown in the table below excludes:

  . 4,659,839 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 3,532,275 shares were outstanding as of March 31, 1999, at a weighted average exercise price of $2.53 per share, and

  . 1,192,910 shares of common stock issuable upon exercise of outstanding warrants at a weighted average purchase price of $5.92 per share.

                                                      As of March 31, 1999
                                                    --------------------------
                                                       Actual     As Adjusted
                                                    ------------  ------------
   Long-term debt, less current portion............ $     95,171  $     95,171
   Shareholders' equity:
   Preferred stock, $.01 par value, 5,000,000
    shares authorized, issued and outstanding
    Series C, 25 shares............................            0             0
   Common stock, $.01 par value, 40,000,000 shares
    authorized, 24,071,331 shares outstanding,
    actual; 26,571,331 shares outstanding, as
    adjusted.......................................      240,713       265,713
   Additional paid-in capital......................   46,620,342   114,314,873
   Accumulated deficit.............................  (43,752,915)  (43,752,915)
                                                    ------------  ------------
     Total shareholders' equity....................    3,108,140    70,827,671
                                                    ------------  ------------
     Total capitalization.......................... $  3,203,311  $ 70,992,842
                                                    ============  ============

                                    DILUTION

   If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering.

   Our net tangible book value as of March 31, 1999, was $2,874,000 or $0.12 per share of common stock. Net tangible book value per share as of a specified date is determined by dividing our tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of common stock at that date. After giving effect to our sale of the 2,500,000 shares of common stock in this offering, based upon an assumed public offering price of $28 13/16 per share and after deducting the estimated underwriting discounts and commissions and offering expenses, our net tangible book value as of March 31, 1999, would have been $70,594,000 or $2.66 per share of common stock. This represents an immediate increase in net tangible book value to existing shareholders of $2.54 per share and an immediate dilution to new investors of $26.15 per share. The following table illustrates the per share dilution:

   Assumed public offering price per share.......................       $28.81
   Net tangible book value per share as of March 31, 1999........ $0.12
   Increase attributable to new investors                          2.54
                                                                  -----
   As adjusted net tangible book value per share after this
    offering.....................................................         2.66
                                                                        ------
   Dilution per share to new investors...........................       $26.15
                                                                        ======

   The following table shows as of March 31, 1999, the difference between the existing shareholders and the purchasers of shares in this offering, at an assumed public offering price of $33.00 per share, for the number of shares purchased from us, the total consideration paid and the average price paid per share:

                            Shares Purchased  Total Consideration
                           ------------------ -------------------- Average Price
                             Number   Percent    Amount    Percent   Per Share
                           ---------- ------- ------------ ------- -------------
Existing shareholders..... 24,071,331   90.6% $ 49,812,453   40.9%    $ 2.07
New public investors......  2,500,000    9.4    72,031,250   59.1      28.81
                           ----------  -----  ------------  -----
  Total................... 26,571,331  100.0% $121,843,703  100.0%      4.59
                           ==========  =====  ============  =====

   If the underwriters' over-allotment option is exercised in full, the number of shares held by new investors will increase to 2,875,000.

   As of March 31, 1999, there were options outstanding to purchase a total of 3,532,275 shares of common stock, at a weighted average exercise price of $2.53 per share and approximately 4,659,839 additional shares reserved for future grants and issuances under our stock option plans. Additionally, as of March 31, 1999, there were outstanding warrants to purchase a total of 1,192,910 shares of common stock at a weighted average exercise price of $5.92 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

   The selected financial data shown below as of and for the year ended December 31, 1998, have been derived from our financial statements, included elsewhere in this prospectus, which have been audited by KPMG LLP, independent auditors. The selected financial data shown below as of December 31, 1997 and for the years ended December 31, 1997 and 1996 have been derived from our financial statements, included elsewhere in this prospectus, which have been audited by McGladrey & Pullen, LLP, independent auditors. The selected financial data shown below as of December 31, 1994, 1995 and 1996 and for the years ended December 31, 1995 and 1994 have been derived from our financial statements, not included elsewhere in this prospectus, which have been audited by McGladrey & Pullen, LLP, independent auditors. The selected financial data as of and for the three months ended March 31, 1998 and 1999 are unaudited but have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial information shown in these statements. The operating results for the three months ended March 31, 1998 and 1999 are not necessarily indicative of the results to be expected for the full year or for any future period. You should read these selected financial data along with the historical financial statements and related notes included in this prospectus, as well as under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

                                                                          Quarter Ended
                                   Year Ended December 31,                  March 31,
                          ---------------------------------------------  ----------------
                           1994     1995     1996      1997      1998     1998     1999
                          -------  -------  -------  --------  --------  -------  -------
                                    (in thousands, except per share data)
Statement of Operations
 Data:
Net sales...............  $ 4,761  $ 4,673  $ 6,258  $  7,924  $  4,393  $ 1,042  $ 1,520
Cost of sales...........    2,743    2,533    3,566     5,991     6,431      699      665
                          -------  -------  -------  --------  --------  -------  -------
 Gross profit (loss)....    2,018    2,140    2,692     1,933    (2,038)     343      855
Operating expenses:
 Selling, general and
  administrative........    2,377    2,785    4,944     7,685     7,195    1,711    1,752
 Research and
  development...........    2,056    2,542    3,198     4,271     5,451    1,449    1,327
                          -------  -------  -------  --------  --------  -------  -------
 Total operating
  expenses..............    4,433    5,327    8,142    11,956    12,646    3,160    3,078
                          -------  -------  -------  --------  --------  -------  -------
Operating loss..........   (2,415)  (3,187)  (5,450)  (10,023)  (14,684)  (2,817)  (2,224)
Interest expense........     (275)    (153)     (64)      (19)      (34)     (13)      (6)
Other income net........       95       71      224       219       220       66       67
                          -------  -------  -------  --------  --------  -------  -------
Net loss................   (2,595)  (3,269)  (5,290)   (9,823)  (14,498)  (2,765)  (2,162)
Accretion on convertible
 preferred stock........        0        0     (331)     (345)     (762)     151        8
                          -------  -------  -------  --------  --------  -------  -------
Net loss attributable to
 common shareholders....  $(2,595) $(3,269) $(5,621) $(10,168) $(15,260) $(2,916) $(2,170)
                          -------  -------  -------  --------  --------  -------  -------
Basic and diluted net
 loss per share.........  $ (0.47) $ (0.44) $ (0.60) $  (0.93) $  (1.04) $ (0.25) $ (0.09)
                          =======  =======  =======  ========  ========  =======  =======
Weighted average common
 shares outstanding.....    5,516    7,449    9,351    10,963    14,741   11,884   24,002
                          =======  =======  =======  ========  ========  =======  =======

                                   As of December 31,             As of
                          -------------------------------------  March 31,
                           1994   1995   1996    1997    1998      1999
                          ------ ------ ------- ------- ------- ----------
                                             (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............. $   93 $  251 $   507 $ 2,001 $ 3,477  $ 1,711
Working capital..........  2,101  1,561   6,384   4,432   5,598    6,275
Total assets.............  4,443  5,773  12,262  10,164  12,738   13,655
Long-term debt, net of
 current maturities......  1,657    200     178     130     111       95
Total shareholders'
 equity..................  1,299  2,759   9,907   8,316   5,208    3,108

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described under "Risk Factors" and elsewhere in this prospectus. You should read the following discussion in conjunction with our financial statements and related notes included elsewhere in this prospectus.

Overview

   From our inception in 1986 through 1997, we focused on developing and marketing fibre channel switches and adapter cards for the local area network, or LAN, market. During 1996 and 1997, we brought in a new management team that refocused our business to take advantage of potential opportunities in the storage area network, or SAN, market and de-emphasized our LAN products business. Although we continue to support existing LAN customers, we are focused on the emerging SAN switch market and have experienced decreasing revenues from our LAN products. We have only recently begun to recognize revenue from the sale of switches into the SAN market and our future success is dependent upon achieving significant sales to our existing or future SAN customers. Until we do so, our revenues may decline.

   Product revenue is generally recognized at the time products are shipped to customers. Revenue is deferred if the customer agreement contains a right of return other than as a warranty claim, if product returns cannot be estimated or if we still have an obligation to perform significant services for the customers. To the extent revenue is deferred, it is recognized on a case-by-case basis as the circumstances which caused the deferral are resolved. We generally expect to sell to original equipment manufacturers with no right of return except under warranty. We provide a warranty of between one to three years on our products and we provide a reserve for warranty costs at the time of shipment based on historical and projected experience rates. The workmanship of our products is warranted by our contract manufacturer. Typically, the standard components used in our products are warranted by the manufacturer for both workmanship and function.

   We currently intend to sell substantially all of our products to several major original equipment manufacturers. The initial evaluation and product qualification cycle with original equipment manufacturers typically takes from several months to up to a year or more, and includes technical evaluation, integration, testing, product launch planning and execution. Our sales strategy also includes recruiting system integrators with the technical resources to design, implement and support SANs. We believe that as the fibre channel market matures, system integrators will play a more significant role in the distribution of our products. We conduct our sales efforts in North America, Europe and Japan.

   In June 1999, we entered into an original equipment manufacturing agreement with Sun Microsystems. Under this agreement, we expect to sell our fibre channel switches to Sun for incorporation into Sun's SAN products. Together with Sun, we are in the final stages of testing our new switch for use with Sun products and expect to begin recognizing limited amounts of revenue from Sun beginning in the fourth quarter of 1999. However, we cannot be certain that Sun will complete the integration of our switch with its final SAN products and, like other original equipment manufacturer agreements, our agreement with Sun does not guarantee that we will ultimately sell our products to Sun.

   As part of our agreement with Sun, we granted Sun a warrant to purchase 1.5 million shares of our common stock at an exercise price of $7.30 per share. The warrant shares are earned at a rate of one share for every $67.00 of product sales to Sun through September 30, 2002. In each period in which the warrant shares are earned, a non-cash sales discount will be recorded. The amount of the non-cash sales discount will be the fair value of the warrant shares which are earned in the period. Fair value of the warrant shares will be calculated by using the Black-Scholes option pricing model. The primary component in the Black-Scholes calculation is the value of our common stock at that time. The value of the warrant shares, and the corresponding sales discount, increases as our stock price increases. Conversely, the value of the warrant shares, and the corresponding sales discount, decreases as our stock price decreases. Since the value of our stock cannot be estimated, it is not possible to estimate the amount of the non-cash sales discount that could be recorded, but it could be significant. Consequently, gross margins could be impacted significantly by the vesting of the Sun warrant shares. For example, if our share price is $28.81, the value of a warrant share would be $27.06 based on the Black Scholes model. This means that for each $67.00 in gross revenue to Sun, we would record a non-cash sales discount of $27.06. Depending on our stock price, this sales discount could cause us to report a negative gross margin on sales to Sun. Although these sales discounts will be recorded beginning with initial sales to Sun, no warrant shares will vest until Sun purchases an aggregate of $10 million of products from us.

   In addition to the impact of newly earned warrant shares, revenue in any quarter will also be affected by a change in the value of the warrant shares that were earned in prior periods but not yet exercised. For example, if some warrant shares are earned in the first quarter of 2000, we would record a non-cash sales discount based on the fair market value of those warrant shares as of that quarter. If Sun does not exercise these warrant shares by the end of the second quarter of 2000, we would either record an additional non-cash sales discount or a non-cash sales credit depending on the change in the value of those warrant shares from the end of the first quarter to the end of the second quarter. If Sun exercises the warrant shares in the third quarter, we would record a final non-cash sales discount or a non-cash sales credit based on the change in the value of the warrant shares from the end of the second quarter to the date Sun exercises the warrant shares.

Results of Operations

   The following table indicates the percentage of total revenues represented by items reflected in our statement of operations.

                                                               Quarter Ended
                                Year Ended December 31,          March 31,
                               -----------------------------   ---------------
                                1996       1997       1998      1998     1999
                               -------   --------   --------   ------   ------
As a Percentage of Total
 Revenues:
Net sales....................    100.0%     100.0%     100.0%   100.0%   100.0%
Cost of sales................     57.0       75.6      146.4     67.1     43.7
                               -------   --------   --------   ------   ------
  Gross profit (loss)........     43.0       24.4      (46.4)    32.9     56.3
Operating expenses:
  Selling, general and
   administrative............     79.0       97.0      163.8    164.2    115.3
  Research and development...     51.1       53.9      124.1    139.0     87.3
                               -------   --------   --------   ------   ------
Total operating expenses.....    130.1      150.9      287.9    303.2    202.6
                               -------   --------   --------   ------   ------
Operating loss...............    (87.1)    (126.5)    (334.3)  (270.4)  (146.3)
Nonoperating income (expense)
  Interest expense...........     (1.0)      (0.2)      (0.8)    (1.3)    (0.4)
  Other, net.................      3.6        2.7        5.0      6.3      4.4
                               -------   --------   --------   ------   ------
Net loss.....................    (84.5)%   (124.0)%   (330.0)% (265.3)% (142.3)%
                               =======   ========   ========   ======   ======

Quarter Ended March 31, 1998 Compared to Quarter Ended March 31, 1999

  Net Sales. Net sales for the first quarter of 1999 increased by approximately $447,000, or 46%, from 1998 to approximately $1,520,000. The increase in net sales was attributable to: (a) an increase in the shipments of our MKII fibre channel switches to original equipment manufacturers as a result of our shift in marketing focus to opportunities in the SAN market, offset by decreases in sales to our Japanese distributors; and (b) to the license fee revenue of approximately $312,000 from INRANGE Technologies. Domestic net sales increased approximately $912,000, or 236%, to approximately $1,297,000 due to the above. International net sales in the first quarter decreased approximately $434,000, or 66%, to approximately $223,000 due primarily to decreased sales to our Japanese distributors. Future sales to our current Japanese distributor, Netmarks, are uncertain.

   Gross Profit. Gross profit in the first quarter of 1999 increased to approximately $855,000, or 56% of sales, from approximately $343,000, or 33% of sales, in the first quarter of 1998. Gross profit is affected by sales volume and its direct cost and also by indirect costs, such as normal scrap and overhead allocations, the percentage impact of which is decreased as sales increase. Gross profit percentage is also impacted by the mix of product sold within a period. Adapter cards generally have lower margins than switches and service revenue and various switch types have different margins. The increase in gross profit for 1999 was due primarily to increased sales volume. The gross profit percentage was impacted positively because (a) indirect costs remained relatively constant; and (b) the mix of product sold during the period carried greater margins than that sold in the comparable period in 1998, particularly the revenue from INRANGE. The INRANGE license fee revenue impacts margins positively as substantially all the costs to develop the licensed technology were expended in prior years.

   Selling, General and Administrative Expenses. Our selling, general and administrative expenses for the first quarter of 1999 were approximately $1,752,000, or 115% of net sales, compared to approximately $1,711,000, or 164% of net sales, in the first quarter of 1998. The increase was attributable to an increase in travel expenses of approximately $30,000 and an increase in depreciation expenses of approximately $80,000, offset by a $70,000 decrease in selling, general and administrative personnel costs.

   Research and Development Expenses. Our research and development expenses for the first quarter of 1999 were approximately $1,327,000, or 87% of net sales, compared to approximately $1,449,000, or 139% of net sales, in the first quarter of 1998. Increase in employee headcount caused personnel costs to increase by approximately $200,000. However, due to the timing of non-recurring engineering charges between periods, this was offset by a decrease of approximately $290,000 in expenses related to product development and enhancement in the first quarter 1999 compared to the first quarter of 1998.

   Other Income (Expense). Interest expense decreased to approximately $6,000 in the first quarter 1999 from approximately $13,000 in the first quarter 1998 as we completed our obligations on certain capitalized leases. Interest income of approximately $67,000 in the first quarter of 1999 was earned from the investment of available cash balances. The $66,000 of interest income in the first quarter of 1998 was earned from the investment of the net proceeds of the preferred stock offering in February 1998.

Years Ended December 31, 1996, 1997 and 1998

  Net Sales. Net sales for 1998 decreased by approximately $3,531,000, or 45%, from 1997 to approximately $4,393,000. The decrease in net sales was attributable to: (a) decreased sales to our Japanese distributors; (b) our shift in emphasis to opportunities in the SAN market, which resulted in diminished sales to customers in the high-performance LAN market; and (c) the slower than anticipated development of the SAN market. Net sales to our Japanese distributors decreased 84% from approximately $6,983,000, or 88% of total sales, in 1997 to $1,141,000, or 26% of total sales, in 1998. General economic conditions in Japan continue to make future sales to our Japanese distributors uncertain. The decline in net sales to our Japanese distributors was partially offset by net sales of approximately $967,000 to Boeing and license fee revenue of approximately $312,000 from INRANGE generated during the fourth quarter.

   Net sales for 1997 increased by approximately $1,666,000, or 27%, from 1996 to $7,924,000. The increase in net sales was due primarily to a significant increase in net sales to our Japanese distributors, offset by a decrease in domestic sales. International net sales increased $4,063,000, or 124%, from approximately $3,277,000 in 1996 to $7,340,000 in 1997, representing 93% of total net sales for the year. Net sales to our Japanese distributors increased from $2,585,000, or 79% of international sales, in 1996 to $6,983,000, or 95%
of international sales, in 1997, and represented 88% of total net sales for the fiscal year. Domestic sales decreased by approximately $2,397,000, or 80%, from 1996 to $584,000, as several large sales transactions included in revenue for 1996 were not replaced in 1997.

   The increase in net sales for 1997 included the effect of an allowance against sales of $1,500,000 for product returns and customer stock rotation. There was no addition to the allowance recorded in 1998. We do not generally provide customers with a right of return at the date of sale. However, in response to significant pressure from the marketplace, we have allowed product returns in the past from customers as a marketing concession to stimulate a positive impression of our company and products in the marketplace. In addition, in 1997 resellers incorrectly anticipated the configuration needed by end user equipment purchasers and requested that purchased but unused product be exchanged for the product needed to meet the end user requirements. Further, some end users have requested that they purchase their initial products from us, instead of the reseller, which resulted in credits issued to the resellers in the first quarter of 1997. Additionally, in the fourth quarter 1997, we recorded additional reserves for sales returns and allowances which we expected from our former distributors as a result of our shift in marketing focus to original equipment manufacturers and resellers who are more experienced in and are focused on specific vertical markets that we believe are most appropriate for our products. As a result of these factors, our 1997 net assets included a reserve to provide for potential future return of product sold in 1997 and previous periods. The reserve balance at December 31, 1997, was approximately $695,000, which represented $1,050,000 of gross sales less the estimated value of the product to be returned. The reserve was fully utilized during 1998 with a resulting balance of zero at December 31, 1998.

   Gross Profit. Gross profit in 1998 decreased to a loss of approximately $2,038,000, from a profit of approximately $1,933,000, or 24% of sales in 1997. The decrease in gross profit for 1998 from the prior year was primarily attributable to special charges of approximately $4,428,000 recorded in the cost of sales during the second quarter. These charges included: (a) a $4,015,000 provision for excess or obsolete inventory; (b) a $243,000 provision for future commitments to purchase excess or obsolete inventory, and (c) a $170,000 fee for canceling an order for excess or obsolete inventory. We made these provisions because our shift in focus from LANs to SANs and lack of demand in Japan caused us to believe our inventory of certain product exceeded current and future market demands. Gross profit for 1998 excluding the effects of the special charges was approximately $2,390,000, or 54% of sales. A similar but lesser provision was recorded in 1997 as we began our transition to the SAN market.

   For 1998, the gross margin percentage was impacted positively because the mix of product sold during the period carried greater margins than that sold in the comparable period in 1997. However, due to the significantly lower sales volume, the indirect costs caused the overall gross profit percentage to decrease over 1997.

   Gross profit in 1997 decreased to approximately $1,933,000, or 24% of sales, from approximately $2,692,000, or 43%, in 1996. Although a higher mix of switches versus adapters was sold in 1997 than 1996, the higher gross margins on the switches were offset by provisions made for excess and obsolete inventory. Included in the cost of sales for 1997 is a $1,000,000 provision for excess and obsolete inventory which had the effect of decreasing gross profit as a percentage of sales by 13%. We made this provision because changes in the fibre channel market caused us to believe (a) our inventory of certain host bus adapter cards exceeded market demand as customers transitioned to newer server and workstation platforms; and (b) our inventory of component parts used for earlier version switches was made obsolete by newer generation switches. For these same excess and obsolescence reasons, when calculating the allowance for potential returns, we reduced the estimated value of the product to be returned.

   Selling, General and Administrative Expenses. Our selling, general and administrative expenses for 1998 were approximately $7,195,000, or 164% of net sales, compared to approximately $7,685,000, or 97% of net sales, in 1997. The decrease in selling, general and administrative expenses was primarily due to a change in the process of allocation of depreciation and a decrease in indirect marketing efforts, offset by increases in the cost for personnel. Although we did not change our methods of depreciation, we changed our process for allocating total depreciation to reflect the usage of the related assets, such that approximately $586,000 of depreciation expense was reclassified in 1998 from selling, general and administrative to research and development when compared to 1997. Additionally, the shift in our marketing focus required changes in marketing tactics, employing direct contact with potential original equipment manufacturers through increased sales staff and less indirect contact through seminar presentations and advertising. Thus, indirect marketing expenses decreased approximately $528,000 in 1998 compared to 1997. However, reorganization and a 14% growth in personnel, particularly in sales and marketing senior management positions, resulted in personnel and related expenses increasing approximately $558,000 in 1998 as compared with 1997. Further, the shareholder litigation against us received final settlement approval by the district court on February 5, 1999, for which we recorded a charge in the 1998 selling, general and administrative expenses of $250,000. See "--Litigation."

   Our selling, general and administrative expenses for 1997 were approximately $7,685,000, or 97% of net sales, compared to approximately $4,944,000, or 79% of net sales, in 1996. The increase in selling, general and administrative expense was due to an increase in the cost for personnel, increased marketing and sales expenses to prepare for the original equipment manufacturer storage market, and increased depreciation. Personnel and related expenses increased approximately $2,017,000 in 1997 as compared with 1996. This increase was caused in part by a 10% increase in the number of employees at December 31, 1997 over December 31, 1996. Also included in this increase was a third quarter 1997 charge of $250,000, recorded to reflect compensation owed to one of our former executives whose services were discontinued. The amount of the accrual was based on the compensation payable to the executive under the terms of the executive's employment contract. Additionally, our aggressive commitment to front end spending for marketing and sales tactics resulted in advertising and marketing expense increasing approximately $946,000 over 1996.

   Research and Development Expenses. Our research and development expenses for 1998 were approximately $5,451,000, or 124% of net sales, compared to approximately $4,271,000, or 54% of net sales, in 1997. In addition to the $586,000 depreciation allocation described above, our ongoing commitment to product development and enhancements, including the cost of additional engineering personnel, caused an increase in development expenses of approximately $536,000 in 1998 as compared with 1997.

   Our research and development expenses for 1997 were approximately $4,271,000, or 54% of net sales, compared to approximately $3,198,000, or 51% of net sales, in 1996. Primarily due to amortization of capitalized software development costs, depreciation and amortization expense increased approximately $460,000 compared to 1996. In addition, labor costs increased approximately $600,000 due to an increase in product development and enhancement projects.

   Other Income (Expense). Interest expense increased to approximately $34,000 in 1998 from approximately $19,000 in 1997 as a result of our payments on an increased level of capitalized lease obligations. However, the 1997 interest expense of approximately $19,000 decreased from approximately $64,000 in 1996 as a result of our repayment of a $1.5 million note payable in June 1996. Interest income of approximately $220,000 in 1998, $218,000 in 1997 and $224,000 in 1996 was earned from the investment of the net proceeds of preferred stock offerings occurring in the first quarter of each year.

Liquidity and Capital Resources

   Our cash, cash equivalents and short-term investments were approximately $7,689,000 as of March 31, 1999, compared to approximately $7,447,000 as of December 31, 1998. For the three months ended March 31, 1999, cash flows provided by operating activities totaled approximately $482,000, due primarily to the third and final $3,000,000 installment received under the technology licensing agreement with INRANGE, offset by the operating loss. For the three months ended March 31, 1999, cash flows used in investing activities totaled approximately $2,265,000 primarily as a result of the purchase of short-term investments with available cash balances.

   Our principal source of liquidity at December 31, 1998 was cash, cash equivalents and short term investments of approximately $7,447,000. This compares to approximately $2,001,000 at year end 1997, and to approximately $1,511,000 at year end 1996. Net cash used in operating activities of approximately $4,354,000 in 1998 decreased from approximately $6,057,000 in 1997 and from approximately $8,058,000 in 1996. The primary reason for the decrease in 1998 was our receipt of approximately $6,000,000 as part of the technology license agreement we signed with INRANGE, which has an initial term of five years.This was offset by the operating loss and excess and obsolete inventory purchase commitments incurred. In 1997, the decrease was due to collections of accounts receivable, offset by the operating loss, net payments to vendors and inventory purchases in anticipation of future sales. Additionally, we allow our potential customers to install our products at their sites in order to perform evaluations and testing which can occur over a period of several months. This equipment remains our property, thus increasing inventory, unless the evaluation is converted into a sale.

   Cash flow used in investing activities totaled approximately $4,626,000 in 1998, compared to approximately $527,000 in 1997 and approximately $2,536,000 in 1996. Increases in investing activities for 1998 resulted primarily from purchases of short-term investments using a portion of our private placement proceeds. Capital expenditures in 1997 included upgrades to and additions of desktop systems, development of software and continued construction of internally-built testing and tooling equipment. Major capital expenditures in 1996 included upgrades and additions to facilities, development of a new enterprise-wide information system, upgrades of desktop systems, development of software and internally-built testing and tooling equipment for the next generation of fibre channel switching products.

   On September 24, 1998, we entered into a technology licensing agreement with INRANGE Technologies, a unit of General Signal Corporation. Under the agreement, INRANGE, a worldwide provider of data center networking connectivity technologies, paid us $9,000,000 in three equal installments on September 25, 1998, December 15, 1998, and March 31, 1999. The $9,000,000 is comprised of (a) approximately $6,200,000 for licensing fees; (b) approximately $800,000, as valued using the Black-Scholes methodology, in warrants to purchase 750,000 shares of our common stock at prices ranging from $2.50 to $10.00; and (c) $2,000,000 prepaid royalties. The $6,200,000 licensing fee will be recognized as revenue evenly over 60 months, which is the term over which we have agreed to support and keep current the technology which INRANGE has licensed. The $800,000 in warrants has been recorded as an increase to additional paid in capital. The $2,000,000 royalty will be recorded as revenue as INRANGE products ship and royalties are earned. Any additional royalties after this first $2,000,000 will result in both additional royalty revenue and cash payments to us.

   On February 19, 1998, we completed a private placement of 1,100 shares of Series C preferred stock for $11,000,000 which resulted in net proceeds of approximately $10,239,724. As consideration for its services, our placement agent received a fee equal to 6% of the gross proceeds, plus a five-year warrant to purchase 90,644 shares of our common stock at a price per share equal to $7.281. As of June 30, 1999, all of the Series C preferred stock had been converted into an aggregate of 8,025,827 shares of common stock.

   We believe that the proceeds we receive from this offering, together with interest earned, and anticipated revenues from operations will provide adequate liquidity to fund our growth, operations, and capital expenditures at least through the next 12 months. However, we may need to secure additional financing in order to fund operating and working capital requirements after that. We cannot assure you that we can obtain additional financing on terms acceptable to us. Any additional equity financings may be dilutive to existing shareholders, and any debt financing may contain restrictive covenants. Our inability to obtain additional financing if and when needed could adversely affect us and our operations.

Litigation

   We were a defendant in a consolidated class action captioned In re Ancor Communications, Inc. Securities Litigation, Case No. 97-CV-1696 (D. Minn.) alleging violations of the federal securities laws. We settled the lawsuit in November 1998 and the district court dismissed it on February 5, 1999. Under the terms of the settlement, a fund was created in the amount of $1,650,000. We paid $250,000 of the total settlement and our insurer paid the remaining $1,400,000. Our $250,000 payment was recorded as an expense in the third quarter of 1998.

   We are also a defendant in a lawsuit brought by Hoyt Properties, Inc. venued in Hennepin County District Court in the State of Minnesota. Hoyt, as landlord, and we, as tenant, entered into an agreement on May 29, 1998 which provided that Hoyt would build and lease to us an office building to be located in Eden Prairie, Minnesota, subject to contingencies, conditions, and agreements. Hoyt claims that we breached the agreement, and asserts damages in excess of $2,500,000. We deny all liability, and allege that Hoyt refused to provide improvements desirable and necessary to our occupancy of the proposed leased space, and multiple contingencies, conditions, and agreements did not occur and no binding agreement exists. We are vigorously defending the case. There has been limited discovery completed to date. However, any judgment, order or decree against us arising out of this action could have a material adverse effect on us or our business. We are unable to determine at this time if there will be a material adverse outcome. We have made no provision for any loss that may occur as a result of an adverse outcome of the suit.

Option Repricing

   In order to retain our employees in a competitive employment market, and given the price of our common stock at the time, on October 21, 1998, our Board of Directors voted and approved to reprice outstanding options to purchase 1,091,333 shares of common stock held by active employees to an exercise price of $1.78, the closing price of our common stock on that day. These options were originally issued before May 1, 1998 to employees at a weighted average exercise price of $7.16. The repriced options may not be exercised until October 21, 1999, at which point the options are exercisable subject to the vesting schedule of the original option agreements.

Quantitative and Qualitative Disclosure About Market Risks

   We have no history of, and do not anticipate in the future, investing in derivative financial instruments, derivative commodity instruments or other similar financial instruments. We have entered into agreements with international customers in U.S. dollars, precluding the need for foreign currency hedges. Additionally, we invest in money market funds and in U.S. government obligations, primarily U.S. Treasury bills, which experience minimal volatility. Thus, the exposure to market risk is immaterial.

Year 2000 Compliance

   Year 2000 issues exist when computer systems and applications fail to recognize date information correctly when the year changes to 2000. If those computer programs are not corrected, many computer systems could fail or create erroneous results. To date, we have experienced no year 2000 issues with any of our internal systems or our products, and we do not expect to experience any.

State of Readiness

   We have completed an assessment of year 2000 compliance for our critical operating and application systems, specifically our enterprise-wide information systems, analysis tools, computer-aided design systems and supporting operating system infrastructure. We consider a product to be year 2000 compliant if the product's performance and functionality are unaffected by the processing of dates before, during and after the year 2000. As a result of our assessment, we have determined that through normal recurring system upgrades, the vast majority of our systems are currently, or will be by the end of third quarter 1999, year 2000 compliant. During fiscal 1996 we purchased from a world-wide supplier and developer of information systems an enterprise-wide information system. The developer of this information system has provided its clients written assurance that the system will correctly function across the year 2000, as verified by previous system tests and year 2000 certification by the International Technology Association of America. Additionally, our products, including software, are not date sensitive as to functionality.

   The potential impact of the year 2000 issue will depend not only on our internal year 2000 compliance, but also on the way in which the year 2000 is addressed by customers, vendors, service utilities, government and other external entities. We are communicating with our key customers and vendors to determine how they are addressing the year 2000 issue and to evaluate any likely impact on our business. We have requested commitment dates from these parties as to their year 2000 readiness and will continue to monitor vendor compliance. The efforts of third parties are not within our control, however, and their failure to remedy year 2000 issues successfully could result in business disruption, loss of revenue and increased operating cost.

Costs Associated with Year 2000 Compliance

   Since year 2000 compliance with regard to our internal systems has been, or will be, significantly achieved through normal system upgrades and not through accelerated or dedicated efforts, the costs of becoming year 2000 compliant has not had and is not expected to have a material effect on our financial position, operations or cash flow.

Risks Associated with Year 2000 Issues

   While it is impossible to evaluate every aspect of year 2000 compliance, we believe that either of two events would be our most likely year 2000 worst case scenario. The first would be from one or more of our sole or limited source suppliers to fail to be year 2000 compliant or to have its business negatively impacted by year 2000 issues of others. The second would be delays in receiving orders or payments from customers due to year 2000 problems they experience. Similarly, our revenues could be reduced if the market for advanced electronic products declines due to general concerns with year 2000 compliance. At the present time, it is not possible to determine whether any of these events is likely to occur, or to quantify any potential negative impact they may have on our future results of operations and financial condition.

Contingency Plans

   We are preparing contingency plans specifying what we will do if failures occur in our internal systems, or if important third parties are not Year 2000 compliant. We anticipate the process to be complete by early fourth quarter of 1999.

Additional Risks

   Any failure by us to make our products year 2000 compliant could result in a decrease in sales of our products, an increase in allocation of resources to address year 2000 problems of our customers without additional revenue corresponding to our dedication of resources, or an increase in litigation costs relating to losses suffered by our customers due to year 2000 problems. Failure of our internal systems could temporarily prevent us from processing orders, issuing invoices, and developing products, and could require us to devote significant resources to correcting these problems.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes standards for derivative instruments and hedging activities. We are required to adopt SFAS 133 on January 1, 2001. We do not anticipate that SFAS 133 will have a material impact on our financial statements.

                                    BUSINESS

Overview

   We provide a wide range of fibre channel switching solutions for storage area networks, which are networks that connect a company's data storage systems and computer servers. Our GigWorks family of fibre channel switches enables a company to cost-effectively manage growth of its data storage requirements, improve the data transfer performance between its servers and data storage systems, increase user access to data, increase the size and scope of its SAN, and improve the performance of its local area network, or LAN, by offloading data storage applications to the SAN. We sell our fibre channel switching solutions primarily to original equipment manufacturers, and our customers include Sun Microsystems, Hitachi Data Systems, INRANGE Technologies, Prisa Networks and Forefront Graphics.

   Our key technological advantages lie in our ability to design highly integrated application specific integrated circuits, or ASICs, which provide cost, reliability and performance benefits compared to other fibre channel switches, and in our fibre channel architecture, which significantly improves the scalability and performance of large SANs. These advantages allow us to provide fibre channel switches which offer what we believe is the best combination of scalability, reliability, performance and cost of any fibre channel switch on the market.

Industry Overview

Significant growth in critical data requirements

   During the past decade, the volume of data created, processed and accessed throughout organizations has increased dramatically. This growth has been driven by a number of factors, including companies' increased dependence on data-intensive software applications to manage and grow their businesses. These applications include: complex enterprise resource planning, or ERP, systems; sophisticated database gathering and retrieval techniques, known as data warehousing and data mining; and imaging and graphics applications. More recently, the volume of business-critical data has accelerated as organizations have embraced the internet and electronic commerce initiatives as key components of their strategy. As companies expand electronic transactions with both suppliers and customers, the need for access to large volumes of data on a real-time basis will continue to increase. Growth in data storage has also been driven by the continued use of digital media, including voice, video and music which is being stored and transmitted in electronic form to more efficiently reach a broad group of users. International Data Corporation, an independent research firm, estimated in September 1998 that the worldwide volume of stored data would increase at a compound annual growth rate of 86% between 1998 and 2002.

Server-to-storage traffic jam

   As data has increased significantly in both volume and importance, the ability of businesses to access this data in a fast, reliable and efficient basis throughout the organization has become extremely important. In recent years, there have been significant technological advancements in LANs for the transfer of data between the server, which delivers the data, and the client, which receives the data over the network. For example, the adoption of high-speed technologies like gigabit ethernet has increased LAN transmission speeds dramatically. Improvements have also been made in the ability to share access to multiple servers, increase the number of connected devices on a network, and increase the distance between the devices.

   The server-to-storage connection has not kept pace with the enhancements made in LAN technologies. During the 1980s, the small computer systems interface, or SCSI, was adopted as the standard for the server-to-storage interface. This standard, which has traditionally governed the input-output, or I/O, communication between the server and its dedicated storage system, has several limitations including the number of connections which can be supported, the distance by which connected devices can be separated, and the performance and capacity of the connection. As a result, employees, customers and suppliers attempting to access data on a real-time basis often experience difficulty as a data traffic jam develops between the server and the attached storage device. This problem is exacerbated by the greater volume of transactions on corporate networks and the increased complexity associated with the management of a larger number of storage devices.

Emergence of fibre channel technology

   To address the limitations of traditional server-to-storage connections, fibre channel standards were developed in the early 1990s to facilitate high-performance storage connectivity solutions. Fibre channel enables transfers of large blocks of data from one network device to another at speeds of up to one gigabit per second. Fibre channel is capable of supporting a large number of devices while providing transmission reliability, guaranteed delivery and transmission distances significantly greater than SCSI provides. Fibre channel can also transport multiple LAN and I/O protocols, including SCSI and Internet Protocol, enabling the transport of both storage and network traffic over the same physical connection. These features make fibre channel well suited for transferring data between servers and storage systems.

   Fibre channel provides significant advantages over SCSI. Most importantly, it enables any server to access any storage device on a given storage area network. In addition, fibre channel provides the ability to scale, or expand, networks to millions of devices and the ability to connect devices that are separated by up to 10 kilometers. Specific advantages are summarized in the following table:


            Attribute                         Fibre Channel                    SCSI*

  Maximum number of connections      Up to 16 million                   15
-------------------------------------------------------------------------------------------
  Maximum bandwidth                  200 megabytes (2 gigabits)/second  80 megabytes/second
                                     in full duplex mode
-------------------------------------------------------------------------------------------
  Data transmission                  Full duplex or half duplex         Half duplex
-------------------------------------------------------------------------------------------
  Connection distance                10 kilometers                      12 meters
-------------------------------------------------------------------------------------------
  Functionality                      Networking and storage             Storage
-------------------------------------------------------------------------------------------
  Protocol support                   SCSI, Internet Protocol, others    SCSI

--------------------------------------------------------------------------------
* As specified in the Ultra2SCSI specification, the highest performance SCSI implementation for which both host computer and peripheral storage solutions are commercially available.

Emergence of storage area networks

   Fibre channel's capabilities have enabled the development of SANs, which are high-speed networks of shared storage devices, including disk arrays and tape drives, and computers, including servers and clients. SANs enable fast, efficient and reliable transfer of data between multiple storage devices and servers and facilitate the management of storage devices. In addition, by offloading storage traffic from the LAN, SANs enhance LAN performance. A SAN essentially transforms dedicated servers and storage devices into resources that can be directly accessed by any user on a given network, greatly improving the performance of an organization's data storage systems.

   Many components comprise a SAN including a combination of switches, hubs, routers, host adapters, wide area network bridges, disk drives, storage arrays and network-attached storage. In January 1999, International Data Corporation estimated that the market for SAN products would grow from approximately $2.5 billion in 1998 to over $13.3 billion in 2002, representing a compound annual growth rate of over 50%.

SAN Topologies

   SANs can be constructed using one of two different topologies or configurations: arbitrated loop and switched fabric.

           Arbitrated Loop                           Switched Fabric


     [Graphic depicting one hub             [Graphic depicting a cloud in the
  surrounded by four devices, each         middle labeled with words switched
 device connected by a solid line to      fabric and including a picture of an
   the hub. Two of the devices are           Ancor switch, surrounded by two
labeled as servers and the other two      arbitrated loops as described in the
      are labeled as storage.]                     previous graphic.]


   The arbitrated loop topology consists of multiple devices that are sequentially connected to form a continuous path, with the first and last devices connected to form the loop. This topology permits as many as 126 devices to be interconnected within a single loop, whether they are servers, workstations or storage subsystems. Rather than wire all of these devices in sequence, a hub or switch is often used as a central wiring point to simplify the loop architecture to a hub-and-spoke configuration. Key drawbacks of the arbitrated loop standard are that only one communication path is available at any point in time and that only 126 devices can be interconnected.

   The switched fabric topology consists of a network of fibre channel switches which provide connectivity and data routing for up to 16 million devices. By providing multiple, simultaneous gigabit paths between every connection in the system, switched fabrics provide the highest degree of capacity, or bandwith, to large SANs. As their name implies, switched fabrics require the use of fibre channel switches, and cannot be implemented with hubs alone. The network of fibre channel switches creates a high-throughput system that strongly resembles the traditional telephone network in that any two devices can be connected at full bandwith, and any number of conversations can take place simultaneously. Switched fabrics are intrinsically reliable given that the multiple connections between any two devices provide alternative data paths in case of failure of a particular device in the network.

The need for switched SANs

   Devices in a SAN can be interconnected via either hubs or switches. Hub architectures typically require that each device on the hub share bandwidth, causing bandwidth per device to decrease as more devices are added. In addition, SANs based on hubs are limited to a total of 126 devices. In today's environment, it is often desirable to build much larger SANs. Hub-based SANs are also limited in their ability to allow the network configuration to be modified without causing disruption to the environment, reducing the network's flexibility. Further, hub-based SANs are unable to provide the management capabilities that are necessary in many networking environments.

   Before LANs became prevalent, LAN users faced issues of performance, scalability, flexibility and manageability similar to those currently confronting the SAN market. In the LAN environment, switches have become critical in satisfying those needs and have replaced hubs as the cornerstone of demanding networks. For the same reasons switches were critical to the wide-spread adoption of high-performance LANs, we believe switches will be equally critical to the evolution of the SAN market.

   Fibre channel switches provide intelligent bandwidth allocation, meaning that the full bandwidth of the network can be allocated to each device. In addition, switched SANs can scale from a single-switch supporting a small number of devices to a multiple-switch configuration supporting up to 16 million devices. In a switched SAN, devices may be added or removed from the network or the configuration can be otherwise modified without disrupting the overall environment, thereby increasing the flexibility of the network. A switch-based SAN also provides advanced management capabilities similar to those found in LANs. Specifically, if a device on a loop is disconnected or malfunctioning, the switch can help the network isolate and accommodate the problem device without disrupting the remaining devices. These attributes of switched SANs provide the scalability, bandwidth, flexibility and manageability that we believe are critical for the wide-scale adoption of SAN solutions.

   In the past, the market has embraced hubs due to their low cost and because most early SANs were small enough that the limitations of hubs did not significantly degrade network performance. Today, as SANs are growing in size and complexity, and as the cost of low-end switches is approaching that of hubs, organizations are increasingly demanding switch-based solutions. International Data Corporation estimates that the market for fibre channel switches will grow from approximately $83 million in 1998 to approximately $1.7 billion in 2002, representing a compound annual growth rate of 113%.

The Ancor Solution

   We provide fibre channel switches that we believe offer the best combination of scalability, reliability, performance and cost of any fibre channel switch available. Our swiches enable flexible SAN implementations ranging from low-cost, single switch configurations to large, multi-switch SANs.

   The key components in our switching products are our ASICs. Our years of experience designing switches has resulted in highly-integrated ASICs, meaning that a significant amount of functionality is combined on a single chip. With more functionality combined on a single chip, fewer parts are required, resulting in reduced costs and increased reliability. In addition, relative to other switch products, our product performs more of the basic switch operations in hardware and less in software, resulting in higher performance because hardware is inherently faster than software. In addition, our technology and highly-integrated ASICs allow our switches to be used in a cross-connect architecture. This enables large SANs to exhibit significantly higher bandwith and reduced latency, or time required to make a connection, resulting in increased scalability and performance relative to other fibre channel switches. The tables below summarize our key advantages in comparison to other fibre channel switch providers.

         Ancor Differentiators                   Competitive Advantages


  . Cross-connect architecture              . Greater scalability
  . High level of circuit integration       . Enhanced performance
  . Extensive experience in ASIC            . Increased reliability
    development and network technology      . Greater cost-efficiency
                                            . Improved manageability


 ------------------------------------
                                          ------------------------------------

The Ancor Strategy

   Our goal is to be the leading supplier of fibre channel switching products for SAN applications. Key elements of our strategy to achieve this goal include the following:

   Capitalize on core technology to offer low cost, high performance solutions. Our leadership position in developing highly-integrated ASICs, combined with our extensive experience with fibre channel architecture, has enabled us to develop highly scalable, low cost, high performance and highly reliable products. We were the first to offer a fibre channel switch, the first to develop a gigabit-speed fibre channel switch, and the first to offer fibre channel switches with features like multi-stage support, cross-connectivity, arbitrated loop support and self-configuring ports. We intend to continue to leverage our core technological expertise and leadership in ASIC design to introduce industry-leading fibre channel switch products.

   Leverage original equipment manufacturer relationships to expand customer base. We target our fibre channel switch solutions primarily to original equipment manufacturers. For example, in June 1999, we entered into an agreement with Sun Microsystems to supply switches for incorporation into Sun's storage products. Sun is the leading supplier of storage subsystems for UNIX-based systems, as reported by International Data Corporation. We believe Sun's selection of us to supply switches for incorporation into its products has significantly enhanced the perception of us and our products in the marketplace. We intend to establish additional relationships with leading original equipment manufacturers, and to leverage our relationships to attract additional customers.

   Broaden product offering to meet customers' evolving SAN needs. We designed our fibre channel architecture to enable us to expand our product line both to provide low-cost switching solutions to smaller SAN users upgrading from hub to switch performance and to continue to meet the evolving needs of sophisticated users. As the SAN market evolves, we expect that customers will require switch products ranging from single switch implementations supporting a small number of devices to multi-stage implementations supporting thousands of devices. We are in the final stages of product testing of a switch to support small, non-fabric SAN implementations. This switch will also provide for fabric, non-fabric and the inter-connection of fabric and non-fabric devices. We intend to add to our existing 8- and 16-port switch product line by offering 64-, 128- and 256-port switches to support a comprehensive product line. We intend to build upon our technological leadership to continue to develop fibre channel switches offering features and capabilities to meet the needs of the SAN market as it evolves.

   Continue leadership in the expansion of the fibre channel standard to promote interoperability. We have been a pioneer in the development of fibre channel standards. As the fibre channel standard continues to evolve to provide additional features and functionality, it is important to our customers and the overall growth of the fibre channel market that interoperability between fibre channel products of different vendors be established. We are a leading participant in interoperability initiatives. In addition, we are building relationships with leaders in the storage, networking and computing industries in an effort to promote interoperability between fibre channel products and to facilitate the development of SAN products across the industry. We believe that by promoting a fibre channel standard and by partnering with vendors of fibre channel products complementary to our switch products, we can facilitate the development of products that meet the needs of the SAN market, promote the expansion of the SAN market as a whole and facilitate the integration of our products with the products of these industry partners.

Products

   We develop and market the GigWorks line of fibre channel switches and switch management products. Our products provide reliable performance within a variety of SAN environments, including UNIX, NT and IBM MVS. Our switches can be deployed in single or multi-stage fabrics of many sizes, making our switches effective in a wide range of SAN solutions. In 1997, we introduced the 16-port MKII switch for large, full-scale SAN implementations, which represented the first of our fourth generation switch products. We introduced our newer 8-port MKII switch in 1998 to provide a low-cost switch enabling a high-performing, easy-to-manage SAN at an affordable price. The MKII-8 retains the gigabit-speed throughput and most of the features of our 16-port MKII switch. Additionally, since our MKII-8 is only 1.75 inches tall, it occupies only one rack space which makes it especially attractive in multi-switch configurations, and as a replacement for hubs.

   As part of each switch, we include our GigVision fabric management software tools that are modular in nature and allow original equipment manufacturers to select the specific software tools that will be integrated into their product offerings. This flexibility in configuration allows customers to use all or only some of our software tools and to integrate our software tools with their own. Designed for ease-of-use and flexibility, our GigVision management software's open management system provides a single point of access to all levels of switch information, from simple monitoring to detailed low-level diagnostics. Our switch management software uses an open systems architecture. This makes it relatively easy to modify the software to interface effectively with a wide variety of protocols, operating systems and storage management products.

   Our ASICs provide building blocks at the chip level for implementing fibre channel technology. These ASICs combine a number of fibre channel functions in a single chip and thereby substantially reduce the number of components needed in our fibre channel switches. We have licensed the use of one of our ASICs to INRANGE Technologies, and may sell our ASICs as a separate product in the future.

   Our GigWorks switch family provides the following features and benefits:

   Performance

  . High Speed: Gigabit-per-second, full-duplex bandwidth at every port

  . Connectivity at Every Port: Fabric, loop or switch-to-switch connections supported

  . Lowest Switch Latency: Less than 600 nanoseconds is lowest in the industry

  . Increased Throughput and Availability: Hardware-based cut-through routing, ASIC-embedded buffers and a reliable cross bar architecture provide enhanced performance in large scale fabrics

   Scalability

  . Support of Multi-Stage Configurations: Up to 192 fabric ports or thousands of loop ports achievable

  . Large Distance Between Devices: 10 kilometer separation between devices ideal for backup and recovery applications

  . Network Performance Independent of Size: Cascaded, meshed or multi-staged architectures allow users to build small and large networks without sacrificing performance

   Reliability

  . Experience with Fibre Channel Products: Current switch offerings represent fourth generation products

  . Reduced Part Count: Proprietary multi-port ASICs result in lower cost switches with fewer parts

  . Hot Swappable Functionality: Power supplies and optical interconnect devices can be exchanged without power-down

  . Orderly Delivery of Data: Frames are delivered to a given destination through any number of links and in the same order as originated

   Ease of Management and Use

  . Easy Exchange of Devices: Auto-sensing, self-configuring ports allow loop, fabric and additional switch devices to be exchanged freely

  . Remote Diagnostic Capability: Web-based and/or Simple Network Management
    Protocol, as well as ethernet ports allow for remote product support

  . Enhanced and Flexible Security: Hardware and software-based zoning provides a high level of security and flexibility

  . Modularity of Software: Modular, layered software provides many interface options, and any of them can be used to access switch management data

  . Compliant with Fibre Channel Standard: Each of our products is fully compliant with the applicable fibre channel standards to promote the interoperability of our products within a SAN environment

   We are in the final stages of product development for a new version of our switch that also supports small, non-fabric SAN implementations and that will provide for fabric, non-fabric and the interconnection of fabric and non-fabric devices. In addition, we intend to offer 64-, 128- and 256-port switches that will allow customers to more efficiently build larger fabrics.

Technology

   We are focused on developing fibre channel switch products which provide superior features and functionality. Our years of technological leadership in the fibre channel industry have allowed us to develop products that offer our customers significant technological advantages. Our core technological advantages lie in two areas: ASIC design and our scalable multi-switch architecture.

 ASICs

   We continue to develop some of the most sophisticated ASICs in the commercial electronics industry. Our 15 dedicated ASIC engineers have an average of over 13 years of ASIC design experience, and we are currently working on the development of our fifth generation ASIC. Our ASIC strategy is to use the newest silicon fabrication technologies as soon as they are stable and economical. This strategy has allowed us to integrate more functionality onto each of our ASICs at an earlier time than any other fibre channel switch supplier. In addition to greater functionality on the chip, our ASIC design allows us to build switches with fewer parts and at a lower cost. We are not dependent on the fibre channel intellectual property of our chip manufacturer to produce our ASICs. This gives us the advantage of being able to change chip suppliers with less complications than would be experienced by manufacturers of switches who are more dependent upon the intellectual property of their chip suppliers. Our ability to develop ASICs has been, and will continue to be, a key element in our product design capability. It is not possible to design products with the features and performance of our fibre channel switches without access to a very strong ASIC design engineering capability.

 Multi-Switch Scalability in a GigWorks Fabric

   Our 16-port GigWorks switches can be linked to create large fibre channel fabrics with as many as 192 fabric loops, each of which supports up to 126 devices for a total of 24,000 arbitrated loop devices. To meet the needs of various installations, we offer a unique range of connecting options, allowing customers to choose levels of resiliency, scalability, and performance appropriate to their specific project and budget parameters. Customers can select from virtually unlimited wiring alternatives in three distinct categories: cascaded, meshed and multi-staged. In each of these categories, network traffic is shared and balanced using switches that enable more efficient overall performance. If a device on the fabric fails, rerouting around that device prevents additional disruption in the fabric.

   Cascading. Our least expensive connectivity option is similar to traditional network structures which sequentially connect switches. Like any topology that shares common resources among devices, cascading is most appropriate when aggregate bandwidth requirements are low or when only a few devices need to be interconnected, for instance in test beds and other smaller installations.

   Although well suited to certain applications, cascaded architectures do not scale as well as other multi-switch architectures. Adding switches can significantly reduce performance, due to compound latency caused by multiple switch-to-switch "hops," and to the limited bandwidth between switches. Bandwidth and latency vary unpredictably depending on where messages enter and exit the fabric, which means network planners using this approach must pay close attention to changing traffic patterns when designing and redesigning their system.


 [Boxed graphic depicting servers on the left, sequentially connected switches in the center, and storage devices on the right]

   Mesh. For projects requiring a more predictable environment, mesh architectures offer a cost-effective entry to true high-performance multi-switch topologies. Because each switch is directly connected to every other switch in the fabric, this configuration maintains a low number of switch-to-switch "hops" as the fabric scales, minimizing bandwidth loss and the effects of compound latency. Eventually, however, the high number of required inter-switch connections overwhelms the ability to add more I/O ports, limiting the number of devices that can be supported and creating the need for a more flexible, robust topology.

                 [Boxed graphic depicting servers on the left,
                      mesh fabric switches in the center,
                       and storage devices on the right]


   Multi-stage. For fabrics above 8-10 switches or for fabrics that require a high degree of redundancy, our multi-stage architecture provides the ultimate high-bandwidth solution. In this topology, some switches are dedicated to perform "cross-connect" functions, creating a variety of performance, resiliency and cost-per-gigabit benefits not found in any other configuration.

                 [Boxed graphic depicting servers on the left,
                   a cross-connect fabric in the center with
                         cross-connect lines connecting
                cross-connect switches to input-output switches,
                       and storage devices on the right]

   Features and benefits of multi-stage fabrics include the following:

   Performance and Expandability. Multi-stage fabrics maintain the highest aggregate bandwidth by allowing network designers to control the ratio of I/O ports to cross-connect ports, creating as many redundant paths as necessary to achieve a given performance goal. Multi-stage networks can be expanded in three ways:

  1. By adding more cross-connect links. This raises the overall fabric capacity and the percentage of time each port has uncontested network access without requiring additional switches, but does lower the number of available I/O ports.

  2. By adding additional I/O switches. This increases the number of available end ports and overall fabric capacity while incurring only minimal additional blocking, depending on the number of cross-connect links used.

  3. By adding more cross-connect switches. This raises overall system performance considerably while maintaining approximately the same number of I/O ports.

   Resiliency. Multi-stage makes it easy to configure systems with no single point of failure, since each I/O switch is linked to multiple cross-connect switches. Redundant data paths mean that even in the unlikely event of a total switch outage, the network as a whole continues to function at normal or near-normal capacity.

   Cost-per-gigabit. Finally, although multi-stage environments can involve extra hardware costs, their enhanced performance often makes up for this initial expense when cost is measured on a per-gigabit basis. When the economic impact of easy expandability and a truly resilient, fail-safe infrastructure is factored in, we believe multi-stage topologies provide the best return on investment for a wide range of large- and mid-sized installations.

Customers

   Our target customers are primarily original equipment manufacturers. We currently have relationships with the following original equipment manufacturers which we announced on the dates indicated:

       Sun Microsystems--June 1999         JNI--February 1999
       Hitachi Data Systems--April 1999    INRANGE Technologies--January 1999
       MicroNet--April 1999                Forefront Graphics--January 1999
       nStor--March 1999                   Prisa Networks--December 1998

   We have achieved only limited revenue to date from these customers. Our goal is to increase our revenue from our existing original equipment manufacturer customers and to attract additional customers. We anticipate that a significant percentage of our future revenue may be derived from a limited number of original equipment manufacturer customers.

   In addition to our original equipment manufacturer customers, we also have relationships with system integrators, including Netmarks; CONSAN, a Gates/Arrow company; and Intelligent Solutions.

Sales and marketing

   Our sales and marketing strategy is focused on an indirect sales model executed through original equipment manufacturers and system integrators. Our original equipment manufacturer customers incorporate our switches into their end user products which are installed and field-serviced by the original equipment manufacturer's technical support organizations. The sales cycle used in selling to an original equipment manufacturer customer can vary significantly in terms of its length and complexity. Typically it includes the use of our equipment in the potential customer's development labs, where substantial testing takes place. It also often involves the submission of proposal documentation and presentations to the potential customer. This sales process generally involves the combined efforts of our sales and marketing, engineering and management teams and can take from several weeks to in excess of one year.

   We also intend to continue selling our products to a limited number of technically capable system integrators who combine our products with products of other vendors to provide complete solutions. System integrators typically provide installation, service and technical support to their end-user customers.

   In addition to these sales channels, in September 1998 we entered into a license agreement with INRANGE Technologies whereby INRANGE was granted a license to use our 4-port ASIC in fibre channel switch product offerings targeting the IBM MVS operating system market. Under the agreement, INRANGE is required to pay to us a royalty on its sales of products incorporating our technology. As part of the agreement, we agreed not to license our ASIC to a competitor for use in the IBM MVS operating system market or to sell switches in configurations that compete directly with INRANGE's products in that market. Through this arrangement, we are able to participate in the IBM MVS market without dedicating the resources necessary to address this complex market segment on our own. We intend to focus our product offerings on the UNIX and NT markets, which, according to International Data Corporation, are expected to grow significantly faster than the IBM MVS market. The agreement does not preclude INRANGE from selling products competitive with our products in the UNIX and NT markets, although the obligation to pay a royalty to us for any such sales would likely result in a competitive disadvantage to them.

   Our sales efforts are concentrated in North America, Europe and Japan. As of June 30, 1999, our sales organization consisted of 10 field sales and application engineering personnel and 18 marketing and support professionals. We have sales offices in Atlanta, Georgia; San Jose, California; Bedford, New Hampshire; and South Salem, New York.

Customer service and support

   As the SAN market is still in the early stages of development, we believe that superior customer service and support are critical as our products are introduced and integrated with products of other manufacturers. Our experience in integrating our switch products in the LAN market has provided us with extensive knowledge and expertise in both fibre channel and networking environments.

   Our customer service strategy is to provide technical support to our original equipment manufacturers and system integrators, enabling them to provide technical support to their end-users. We do this by providing training classes, documentation and hands-on training to our original equipment manufacturer customers together with 24 hours per day, seven days per week support. We operate a lab at Ancor that allows us to replicate a field environment for training and troubleshooting purposes. We can also remotely monitor our products over the internet or conventional phone circuits.

Manufacturing

   We subcontract the majority of our production activities, including the manufacture, assembly and testing of our proprietary fibre channel switch and ASIC designs, to organizations specializing in contract manufacturing. LSI Logic manufactures our current generation ASICs, and Pemstar manufactures and assembles our switch products. Use of subcontractors results in dependence on the timely delivery of high quality products from these manufacturers and may leave us with less flexibility and control over the manufacturing process than if we conducted all of these operations internally. Using contract manufacturing, however, reduces our total production costs because we are able to time-share the expensive capital equipment and personnel required to manufacture our products. This also provides greater peak capacity than would otherwise be cost effective. Although we rely on third parties for many of our manufacturing functions, we conduct our own development, design and quality management efforts.

   The majority of the components used in our products are generally available from multiple sources. However, certain of the components used in our products are available only from a single supplier or from a limited number of suppliers. For example, our ASICs and the microprocessor we use in our products are available from only a single supplier and the power supplies and other specific electronic components used in our products are available from only a limited number of suppliers. The unavailability of adequate quantities of components, a reduction or interruption in component supply, a disruption of existing supplier relationships, an inability to develop alternative sources or a significant increase in the price of components could each have a material adverse effect on our ability to produce and market our products in a timely manner.

Research and development

   The SAN market is characterized by rapid technological change, including changes in customer requirements, frequent new product introductions and enhancements, and evolving industry standards. We believe that continued research and development efforts are an important factor in our ability to maintain technological competitiveness. We currently employ 48 individuals in our research and development efforts, including 15 ASIC design engineers. We plan to continue to invest in research and development efforts that are focused on the development and enhancement of switches, ASICs and the associated software offerings that address the needs of the SAN market. In addition, we intend to dedicate resources to the continued development of the fibre channel standards and to achieve interoperability with the fibre channel devices of other companies.

Competition

   Although the competitive environment in the fibre channel switching market has yet to develop fully, we anticipate that the current and potential market for our products will be highly competitive, continually evolving and subject to rapid technological change. Our primary competitor in the fibre channel switch market is Brocade Communications. Other companies are also providing fibre channel switches and other products to the SAN market, including Gadzoox, McData and Vixel. In addition, a number of companies, including Emulex, Interphase, JNI and QLogic are developing, or have developed, fibre channel products other than switches, like adapters or hubs, and we anticipate that these and other manufacturers of network equipment may introduce fibre channel switch products in the near future. It is also possible that customers could develop and introduce products competitive with our product offerings. We believe the competitive factors in this market segment include product performance and features, product reliability, price, ability to meet delivery schedules, customer service and technical support.

   Some of our current and potential competitors have longer operating histories, significantly greater resources and name recognition, and a larger installed base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which may allow them to respond more quickly to new or emerging technologies and changes in customer requirements. In addition, some of our current and potential competitors have already established supplier or joint development relationships with divisions of our current or potential customers. These competitors may be able to leverage their existing relationships to discourage customers from purchasing products from us or to persuade customers to replace our products with our competitors' products. Such increased competition may result in price reductions, lower gross margins and loss of market share. There can be no assurance that we will have the financial resources, technical expertise or marketing, manufacturing, distribution and support capabilities to compete successfully against current or future competitors. There can also be no assurance that competitive pressures will not materially harm our business.

Intellectual property

   Our success will depend in part on our ability to protect our proprietary rights and to operate without infringing on the proprietary rights of third parties. To establish and protect our intellectual property rights, we rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure. We also enter into confidentiality or license agreements with our consultants, customers and corporate partners. We cannot be certain that the steps we take to protect our intellectual property will adequately protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology or that we can maintain such technology as trade secrets. In addition, the laws of some of the countries in which our products are or may be sold may not protect our proprietary rights as fully as in the United States.

   We currently hold one U.S. patent covering certain aspects of one of our fibre channel switches. This patent will expire February 6, 2007. We have also filed additional patent applications and we may receive additional patents in the future. In addition to patents, the source code for the software contained in our products is protected by copyright law. We have registered our logo with the United States Patent and Trademark Office and have filed for registration of two additional marks for which we claim trademark rights, one of which has been published. United States trademark rights are acquired by use rather than by registration, and there can be no assurance that other companies do not have conflicting or superior rights to our unregistered trademarks.

   Although to date we have not been involved in any intellectual property litigation, we may be in the future, either to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. Any intellectual property litigation or disputes, regardless of their success, would likely result in substantial costs and be time-consuming. An adverse determination could subject us to significant liabilities to third parties, or require us to either license the challenged intellectual property or stop selling our products that incorporate it.

Pending legal proceeding

   We are a defendant in a lawsuit brought by Hoyt Properties, Inc. in Hennepin County District Court in the State of Minnesota. We entered into an agreement with Hoyt on May 29, 1998 which provided that Hoyt would build and lease to us an office building to be located in Eden Prairie, Minnesota, subject to certain contingencies, conditions, and agreements. Hoyt claims that we breached the agreement, and asserts damages in excess of $2,500,000. We deny all liability, and assert that Hoyt refused to provide improvements desirable and necessary to our occupancy of the proposed leased space, and multiple contingencies, conditions, and agreements did not occur and no binding agreement exists. We are vigorously defending the case. There has been limited discovery completed to date. However, any judgment, order or decree against us arising out of this action could have a material adverse effect on us or our business. We are unable to determine at this time if there will be a material adverse outcome. We have made no provision for any loss that may occur as a result of an adverse outcome of the suit.

Employees

   As of June 30, 1999, we had 89 full-time employees and two part-time employees, including 48 in engineering and product development, 28 in sales and marketing, seven in manufacturing and eight in general administration and finance. None of our employees is represented by a labor union or subject to any collective bargaining agreement. We have never experienced work stoppages, and we believe our employee relations are good.

Facilities

   Our principal offices are located in Minnetonka, Minnesota, where we lease 27,560 square feet of space under a lease that expires in September 1999. The annual rent is approximately $207,000. To meet our increasing space requirements, we have entered into a lease covering approximately 32,000 square feet of new office space located in Eden Prairie, Minnesota which will expire in 2005. The annual rent for our new office space will be approximately $400,000. We also lease office space for sales and marketing in San Jose, California; Atlanta, Georgia; Bedford, New Hampshire; and South Salem, New York. In the opinion of management, our current facilities are, and the new facility is expected to be, adequately covered by insurance.

                                   MANAGEMENT

Executive Officers and Directors

     The following table provides information as of June 30, 1999, concerning our executive officers, directors and certain other officers:

  Name                                Age Position
  ----                                --- --------
Executive Officers and Directors
  Kenneth E. Hendrickson.............  58 Chairman and Chief Executive Officer
  Calvin G. Nelson...................  46 President
  Steven E. Snyder...................  43 Chief Financial Officer and Secretary
  Amyl Ahola(1)......................  54 Director
  Thomas F. Hunt, Jr.(1).............  50 Director
  John F. Carlson(2).................  60 Director
  Gerald M. Bestler(1)...............  69 Director
  Paul F. Lidsky(2)..................  45 Director
  Michael L. Huntley(2)..............  59 Director
Other Officers
  Carla J. Kennedy...................  45 Vice President, Marketing
  Thomas Raeuchle, Ph.D..............  43 Vice President, Engineering
  Paul N. Pasqua.....................  48 Vice President, Worldwide Sales
  Max Davis..........................  55 Vice President, Manufacturing

--------
(1) Denotes a member of the compensation committee.
(2) Denotes a member of the audit committee.

     Kenneth E. Hendrickson has served as Ancor's Chief Executive Officer and as a director of Ancor since August 1997 and has served as the Chairman of the Board of Directors since September 1997. Mr. Hendrickson was an independent consultant from 1996 to 1997. From 1993 to 1996, Mr. Hendrickson was Executive Vice President and General Manager of the Microcomputer Products Group of Western Digital Corporation, a disk drive company. Mr. Hendrickson was Vice President of Operations and Quality of Overland Data, a tape drive company, from 1992 to 1993 and was President of Archive Technology, another tape drive company, from 1990 to 1992. Mr. Hendrickson is a director of TechMar Technologies.

     Calvin G. Nelson was named President of Ancor in April 1997 and before that served as Ancor's Vice President, Engineering and Operations since 1996 and Vice President, Engineering since 1995. Before joining Ancor, Mr. Nelson was employed by ADC Telecommunications, a telecommunications company, from 1979 to 1995, serving most recently as Vice President, Engineering.

     Steven E. Snyder has served as the Chief Financial Officer and Secretary of Ancor since October 1997. Before joining Ancor, Mr. Snyder was the Director of Finance, from 1996 to 1997, the Controller, from 1995 to 1996, and the Senior Director of Customer Finance from 1993 to 1995, of Cray Research, a supercomputer manufacturer, which was acquired by Silicon Graphics in 1996.

     Amyl Ahola has served as a director of Ancor since October 1997. Mr. Ahola has been the President and Chief Operating Officer of TeraStor Corporation, a computer storage device company, since 1997 and before that served as its Executive Vice President, Marketing. From 1992 to 1996, Mr. Ahola was Vice President of Seagate Technology, a disk drive company, initially responsible for corporate development, then marketing, product line management and corporate strategy.

   Thomas F. Hunt, Jr. has served as a director of Ancor since May 1993. Mr. Hunt has served as President of Medallion Capital, formerly Capital Dimensions, a venture capital investment company, since 1987. Before co-founding Capital Dimensions, Mr. Hunt served as President of Control Data Community Venture Fund and served as Assistant General Counsel for Control Data Corporation, a computer manufacturer.

   John F. Carlson has served as a director of Ancor since September 1997. Mr. Carlson has been the Chairman and Chief Financial Officer of Excorp Medical, a medical technology company, since 1996. Before joining Excorp, Mr. Carlson was with Cray Research from 1976 to 1995, serving as Chairman and Chief Executive Officer from 1993 to 1995, President and Chief Operating Officer from 1991 to 1993 and Chief Financial Officer from 1984 to 1991. Mr. Carlson is also on the Board of Directors of TSI, Incorporated and Ultradata Corporation.

   Gerald M. Bestler has served as a director of Ancor since May 1990. Mr. Bestler is retired. He was formerly Executive Vice President of BMC Industries, an optical and electronic components manufacturer. Mr. Bestler is also a director of Innovex, a precision electromagnetic products and photo-processing equipment manufacturer.

   Paul F. Lidsky has served as a director of Ancor since October 1997. Mr. Lidsky has been the President and Chief Executive Officer of OneLink Communications, a telecommunications company, since 1997. Before joining OneLink, Mr. Lidsky was Executive Vice President of Strategy and Business Development of Norstan, a comprehensive technology services company, from 1992 to 1997. Mr. Lidsky is also a director of OneLink Communications.

   Michael L. Huntley has served as a director of Ancor since December 1998. Since March 1999, Mr. Huntley has been a consultant to Seagate. From 1997 to 1998, Mr. Huntley served as Seagate's Senior Vice President of Worldwide Sales and was responsible for management of all Seagate disk drive sales worldwide. From 1996 to 1997, Mr. Huntley served as Senior Vice President and General Manager of Seagate Removable Storage Solutions. From 1993 to 1996, he served as Vice President of Americas Sales with Seagate.

   Carla J. Kennedy has served as the Vice President of Marketing of Ancor since June 1997. Before joining Ancor, Ms. Kennedy was Senior Director, Marketing at Cray Research from 1991 to 1997. Before joining Cray in 1991, Ms. Kennedy was Vice President of Marketing for Seagate.

   Thomas Raeuchle, Ph.D. was named Ancor's Vice President of Engineering in April 1997, after serving as Ancor's Director of Software since 1996. Before joining Ancor, Dr. Raeuchle was employed by Cray Research from 1990 to 1996, most recently as Director of Application Products. From 1985 to 1990, he was a research scientist at Honeywell, a control products company.

   Paul N. Pasqua has served as the Vice President of Worldwide Sales of Ancor since April 1998. Before joining Ancor, Mr. Pasqua was employed by Artesyn Technologies, an independent power supply and computer manufacturer, formerly known as Zytec, from 1985 to 1998, most recently as Vice President, Global Accounts.

   Max Davis has served as the Vice President of Manufacturing of Ancor since October 1998. Before joining Ancor, Mr. Davis served as Vice President of Manufacturing for Artesyn Technologies from 1995 to 1998. From 1991 to 1994, he was Senior Partner at Thomas Group, a management consulting services company.

Board of Directors

   Our board of directors consists of seven directors divided into three classes with each class serving for a term of three years. At each annual meeting of shareholders, directors are elected by the holders of common stock to succeed those directors whose terms are expiring. The terms of Messrs. Hendrickson and Carlson will expire in 2000; The terms of Messrs. Bestler, Lidsky and Huntley will expire in 2001; and the terms of Messrs. Ahola and Hunt will expire in 2002.

Employment Agreements

   We entered into a letter agreement with Kenneth E. Hendrickson dated July 25, 1997, under which we agreed to employ Mr. Hendrickson as our Chief Executive Officer. Under the terms of the letter agreement, Mr. Hendrickson is entitled to a severance payment equal to one year's salary and to full vesting of any stock options in the event we terminate his employment with us without cause.

   We entered into a letter agreement with Steven E. Snyder dated September 23, 1997, under which we agreed to employ Mr. Snyder as our Chief Financial Officer. Under the terms of the letter agreement, Mr. Snyder is entitled to a severance payment equal to six month's salary in the event we terminate his employment with us without cause and, in such an event, any stock options held by Mr. Snyder would continue to vest according to their terms during the six months following his termination.

                             PRINCIPAL SHAREHOLDERS

   The following table provides information concerning beneficial ownership of our common stock as of June 30, 1999, by:

  . each shareholder that we know owns more than 5% of our outstanding common stock;

  . each of our named executive officers;

  . each of our directors; and

  . all of our directors and executive officers as a group.

   The percentages under the "Percentage of Common Stock Owned" column are based on 27,389,107 shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters' over-allotment option.

   We determined beneficial ownership in accordance with rules of the Securities and Exchange Commission. Beneficial ownership includes voting power and/or investment power with respect to the securities held by the named individuals. Shares of common stock subject to options currently exercisable or exercisable within 60 days of July 1, 1999, are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding the options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them.

   Unless otherwise indicated, the principal address of each of the shareholders below is c/o Ancor Communications, Incorporated, 6130 Blue Circle Drive, Minnetonka, Minnesota 55343.

                                                                Percentage of
                                                                   Shares
                                                                Beneficially
                                                  Number of         Owned
                                                    Shares    -----------------
                                                 Beneficially  Before   After
Name of Beneficial Owner                           Owned(1)   Offering Offering
------------------------                         ------------ -------- --------
Kenneth E. Hendrickson.........................     48,540        *        *
Calvin G. Nelson...............................     45,208        *        *
Steven E. Snyder...............................     12,045        *        *
Amyl Ahola.....................................          0        0        0
Thomas F. Hunt, Jr.............................          0        0        0
John F. Carlson................................          0        0        0
Gerald M. Bestler..............................      1,000        *        *
Paul F. Lidsky.................................          0        0        0
Michael L. Huntley.............................          0        0        0
All directors and executive officers as a group
 (9 persons)...................................    104,129        *        *

--------
* Less than 1%.

(1) The following table indicates the total number of beneficially owned shares subject to options exercisable within 60 days of July 1, 1999 included in the table above.

                                                                      Shares
                                                                    Subject to
                                                                     Options
                                                                    ----------
   Kenneth E. Hendrickson..........................................   12,500
   Calvin G. Nelson................................................   12,500
   Steven E. Snyder................................................    7,500

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 40,000,000 shares of common stock and 5,000,000 shares of preferred stock, each having a par value of $.01 per share. Of the 5,000,000 shares of preferred stock authorized, 400,000 shares are designated as Series D junior participating preferred stock and are reserved for issuance under our shareholder rights plan. As of June 30, 1999, there were 24,889,107 shares of common stock outstanding, held by approximately 320 shareholders of record. No shares of preferred stock were outstanding as of June 30, 1999.

Common Stock

   Holders of our common stock do not have cumulative voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. Holders of our common stock are entitled to receive ratably any dividends, as may be declared by the board of directors out of funds legally available, subject to the prior rights of any preferred stock then outstanding.

   Upon a liquidation, dissolution or winding up of Ancor, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of Ancor, subject to the prior rights of any preferred stock then outstanding. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

   Our board of directors has the authority, without further action by the shareholders, to issue from time to time shares of preferred stock in one or more series and to fix the number of shares, designations and preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters.

   The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Ancor. We currently do not plan to issue any additional shares of preferred stock.

Shareholder Rights Plan

   We have 400,000 shares of Series D junior participating preferred stock authorized and reserved for issuance under our shareholder rights plan in accordance with the Rights Agreement, dated as of November 3, 1998, with Norwest Bank Minnesota, as rights agent. Under the plan, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of common stock. Each right entitles the registered holder to purchase from Ancor one one-hundredth of a share of the Series D stock, par value $.01 per share, at a price of $20.00 per one-hundredth of a preferred share, subject to adjustment.

   The rights will become exercisable only upon the earlier to occur of:

  . the first date of public announcement that a person or group of affiliated or associated persons has become an "acquiring person," i.e., has become the beneficial owner of 15% or more of our outstanding common stock, other than as a result of a permitted offer and subject to exceptions; or

  . the close of business on the 10th day after the commencement or public announcement of a tender offer or exchange offer, the consummation of which would result in a person or group of affiliated or associated persons becoming an acquiring person.

   A "permitted offer" is a tender offer or an exchange offer for all our outstanding common shares determined by our board of directors, after receiving advice as it deems necessary and giving due consideration to all relevant factors, to be in the best interests of Ancor and its shareholders. The rights will expire on November 3, 2008, unless extended or earlier redeemed or exchanged by Ancor.

   Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per common share. In the event of liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $100.00 per share but will be entitled to an aggregate payment of 100 times the payment made per common share. Each preferred share will have 100 votes, voting together with the common shares. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each preferred share will be entitled to receive 100 times the amount received per common share. These rights are subject to adjustment in the event of a stock dividend on the common shares or a subdivision, combination or consolidation of the common shares.

   If an event occurs which results in an acquiring person, as defined above, each holder of a right will then have a right to receive, upon exercise at the then current aggregate exercise price, in lieu of preferred shares, the number of Ancor common shares having a current aggregate market price equal to twice the current aggregate exercise price. If at any time after there is an acquiring person, as defined above, Ancor is acquired in a merger or other business combination transaction in which 50% or more of the assets or earning power of Ancor and any subsidiaries, taken as a whole, are sold, holders of the rights will then have the right to receive, upon exercise of the right at the then current aggregate exercise price, the number of Ancor common shares of the acquiring company having a current aggregate market price equal to twice the current aggregate exercise price.

   Until a right is exercised, the holder of the right will have no rights as a shareholder of Ancor, including, without limitation, the right to vote or to receive dividends. The rights have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Ancor, unless the offer is conditional on a substantial number of rights being acquired. The rights, however, should not affect any prospective offeror willing to make an offer at an equitable price and which is determined by the Board of Directors to be in the best interests of Ancor and its shareholders. The rights should not interfere with any merger or other business combination approved by the board of directors since the board of directors may, at its option, redeem the rights at any time until there is an acquiring person, as defined above.

Shares Registered for Future Sale

   We have previously registered the resale of 608,392 shares of common stock issuable upon exercise of outstanding warrants pursuant to currently effective registration statements. Upon issuance, these shares may be resold in the public market subject to compliance with prospectus delivery and other securities laws requirements.

Provisions of our Restated Articles and Bylaws and State Law Provisions with Potential Antitakeover Effects

   The existence of authorized but unissued preferred stock, described above, and provisions of Minnesota law, described below, could have an anti-takeover effect. These provisions are intended to provide management with flexibility, to enhance the likelihood of continuity and stability in the composition of our board of directors and the policies of our board and to discourage an unsolicited takeover of Ancor, if our board of directors determines that the takeover is not in the best interests of Ancor and our shareholders. However, these provisions could have the effect of discouraging attempts to acquire Ancor, which could deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

   Our board of directors is divided into three classes serving staggered three-year terms. In addition, our bylaws contain provisions that establish specific procedures for calling meetings of shareholders and nominating members of the board of directors.

   Section 302A.671 of the Minnesota Business Corporation Act applies, with exceptions, to any acquisition of our voting stock from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party, that results in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of our shareholders before its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by us within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

   Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by us, or by any subsidiaries, with any shareholder that purchases 10% or more of our voting shares within four years from the date the shareholder first acquired 10% or more ownership in our company. The business combination may be permitted if it is approved by a committee of all of the disinterested members of our board of directors before the date the shareholder first acquired 10% or more ownership interest in our company.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Norwest Bank Minnesota, N.A. Its address is 161 North Concord Exchange, South Saint Paul, Minnesota 55075, and its telephone number is (651) 450-4064.

                                  UNDERWRITING

   We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Bear, Stearns & Co. Inc., Morgan Keegan & Company, Inc. and John G. Kinnard and Company, Incorporated are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have each agreed to purchase the number of shares of common stock listed next to its name in the following table.

                                                                       Number of
      Underwriter                                                       Shares
      -----------                                                      ---------
      Banc of America Securities LLC..................................
      Bear, Stearns & Co. Inc.........................................
      Morgan Keegan & Company, Inc....................................
      John G. Kinnard and Company, Incorporated.......................
                                                                       ---------
        Total......................................................... 2,500,000
                                                                       =========

   The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to
some dealers a concession of not more than $   per share. The underwriters also
may allow, and any dealers may reallow, a concession of not more than $   per
share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

  . receipt and acceptance of our common stock by the underwriters; and

  . the right to reject orders in whole or in part.

   The underwriters have an option to buy up to 375,000 additional shares of common stock from Ancor. These additional shares would cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above. Ancor will pay the expenses, other than the underwriting discounts and commissions, associated with the exercise of the over-allotment option.

   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters and the estimated offering expenses to be paid by Ancor. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                          Paid by Ancor
                                                    -------------------------
                                                    No Exercise Full Exercise
                                                    ----------- -------------
   Per share underwriting discounts and
    commissions....................................     $            $
   Total underwriting discounts and commissions....
   Estimated expenses to be paid by Ancor..........

   Ancor and each of its executive officers, directors and a number of employees have entered into lock-up agreements with the underwriters. Under those agreements, Ancor and those holders of stock, options and warrants may not dispose of or hedge any Ancor common stock or securities convertible into or exchangeable for shares of Ancor common stock. These restrictions will be in effect for a period of 120 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

   Ancor will indemnify the underwriters against liabilities, including liabilities under the Securities Act. If Ancor is unable to provide this indemnification, it will contribute to payments the underwriters may be required to make in respect of those liabilities.

   In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include:

  . short sales;

  . stabilizing transactions; and

  . purchases to cover positions created by short sales.

   Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

   The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

   The underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock, including:

  . over-allotment;

  . stabilization;

  . syndicate covering transactions; and

  . imposition of penalty bids.

   As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the [Nasdaq National Market], in the over-the-counter-market or otherwise.

   In connection with this offering, some underwriters and any selling group members who are qualified market makers on the [Nasdaq National Market] may engage in passive market making transactions in the common stock on the [Nasdaq National Market] in accordance with Rule 103 of Regulation M, during the business day before the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when purchase limits are exceeded.

                                 LEGAL MATTERS

   Dorsey & Whitney LLP, Minneapolis, Minnesota, will pass upon the validity of the issuance of shares of common stock offered by this prospectus for Ancor. Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation, Palo Alto, California, will pass upon certain legal matters in connection with the offering for the underwriters. As to matters of Minnesota law, Howard Rice will rely upon the opinion of Dorsey & Whitney LLP.

                                    EXPERTS

   The balance sheet and the related statements of operations, shareholders' equity, and cash flows of Ancor as of December 31, 1998 and for the year then ended included in this prospectus have been included in reliance on the report of KPMG LLP, independent certified public accountants, given on their authority as experts in auditing and accounting.

   The balance sheet as of December 31, 1997 and the related statements of operations, of shareholders' equity, and of cash flows of Ancor for each of the two years for the period ended December 31, 1997 included in this prospectus have been included in reliance on the report of McGladrey & Pullen, LLP, independent accountants, given on their authority as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Independent Auditors' Reports.............................................  F-2

Balance Sheets as of December 31, 1997 and 1998 and March 31, 1999........  F-5

Statements of Operations for the years ended December 31, 1996, 1997 and
 1998 and the quarters ended March 31, 1998 and 1999......................  F-6

Statements of Shareholders' Equity for the years ended December 31, 1996,
 1997 and 1998 and the quarter ended March 31, 1999.......................  F-7

Statements of Cash Flows for the years ended December 31, 1996, 1997 and
 1998 and the quarters ended March 31, 1998 and 1999......................  F-8

Notes to Financial Statements.............................................  F-9

Schedule II--Valuation and Qualifying Accounts............................ F-20

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
ANCOR COMMUNICATIONS, INC.

We have audited the accompanying balance sheet of Ancor Communications, Inc. as of December 31, 1998, and the related statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 financial statements referred to above present fairly, in all material respects, the financial position of Ancor Communications, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

KPMG LLP

Minneapolis, Minnesota
February 5, 1999

                          Independent Auditors' Report

THE BOARD OF DIRECTORS AND SHAREHOLDERS
ANCOR COMMUNICATIONS, INC:

Under date of February 5, 1999, we reported on the balance sheet of Ancor Communications, Inc. as of December 31, 1998, and the related statements of operations, shareholders' equity, and cash flows for the year then ended, which are included in the annual report on Form 10-K for 1998. In connection with our audit of the aforementioned financial statements, we also audited the related financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

KPMG LLP

Minneapolis, Minnesota
February 5, 1999

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ancor Communications, Incorporated
Minnetonka, Minnesota

We have audited the accompanying balance sheet of Ancor Communications, Incorporated as of December 31, 1997 and the related statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ancor Communications, Incorporated as of December 31, 1997 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
February 19, 1998

                       ANCOR COMMUNICATIONS, INCORPORATED

                                 BALANCE SHEETS

                                            December 31,
                                      --------------------------   March 31,
                                          1997          1998          1999
                                      ------------  ------------  ------------
                                                                  (unaudited)
ASSETS
Current Assets:
  Cash and cash equivalents.........  $  2,001,404  $  3,477,236  $  1,711,433
  Short-term investments............           --      3,970,137     5,977,696
  Accounts receivable, less
   allowances of $804,000, $39,492,
   and $39,492, respectively........     1,499,634       442,600       952,416
  Inventories.......................     2,493,722     1,288,868     1,613,249
  Prepaid expenses and other current
   assets...........................       154,983       110,398        73,925
                                      ------------  ------------  ------------
    Total current assets............     6,149,743     9,289,239    10,328,719
Equipment, at cost..................     5,875,424     5,865,404     6,114,238
  Less accumulated depreciation.....     2,601,896     2,744,786     3,021,805
                                      ------------  ------------  ------------
                                         3,273,528     3,120,618     3,092,433
                                      ------------  ------------  ------------
Patents, prepaid royalties, and
 other assets, net of accumulated
 amortization.......................       269,190       195,668       172,717
Capitalized software development
 costs, less accumulated
 amortization of $342,900, $470,581
 and $541,856, respectively.........       471,043       132,568        61,293
                                      ------------  ------------  ------------
                                           740,233       328,236       234,010
                                      ------------  ------------  ------------
TOTAL ASSETS........................  $ 10,163,504  $ 12,738,093  $ 13,655,162
                                      ============  ============  ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current maturities of long-term
   debt.............................  $     65,145  $    139,791  $    110,556
  Accounts payable..................       963,321       448,383     1,102,309
  Accrued compensation and
   benefits.........................       477,464       577,206       643,309
  Other accrued liabilities.........       210,526       378,470       136,416
  Unearned revenue, current.........         1,000     2,146,936     2,061,241
                                      ------------  ------------  ------------
    Total current liabilities.......     1,717,456     3,690,786     4,053,831
Long-term unearned revenue, less
 current............................           --      3,727,919     6,398,020
Long-term debt, less current
 maturities.........................       129,702       110,997        95,171
Commitments and Contingencies
Shareholders' Equity:
  Preferred stock, par value $.01
   per share, authorized 5,000,000
   shares; issued and outstanding
   Series A, 42 shares in 1997, 0
   shares in 1998, and 0 shares in
   1999 Series B, 440 shares in
   1997, 0 shares in 1998 and
   0 shares in 1999 Series C, none               1           --            --
   issued in 1997, 229 shares in                 4           --            --
   1998 and 25 shares in 1999.......           --              2           --
  Common stock, par value $.01 per
   share, authorized 40,000,000
   shares; issued and outstanding
   11,778,006 shares in 1997,
   23,265,819 shares in 1998 and
   24,071,331 shares in 1999........       117,780       232,658       240,713
  Additional paid-in capital........    35,290,763    46,566,386    46,620,342
  Accumulated deficit...............   (27,092,202)  (41,590,655)  (43,752,915)
                                      ------------  ------------  ------------
    Total shareholders' equity......     8,316,346     5,208,391     3,108,140
                                      ------------  ------------  ------------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY.............................  $ 10,163,504  $ 12,738,093  $ 13,655,162
                                      ============  ============  ============

                       See Notes to Financial Statements

                       ANCOR COMMUNICATIONS, INCORPORATED

                            STATEMENTS OF OPERATIONS

                                                                     Three Months Ended
                                Years Ended December 31,                  March 31,
                          ---------------------------------------  ------------------------
                             1996          1997          1998         1998         1999
                          -----------  ------------  ------------  -----------  -----------
                                                                         (unaudited)
Net sales...............  $ 6,257,840  $  7,924,001  $  4,393,197  $ 1,042,227  $ 1,519,713
Cost of goods sold......    3,565,393     5,990,661     6,431,411      699,608      664,805
                          -----------  ------------  ------------  -----------  -----------
  Gross profit (loss)...    2,692,447     1,933,340    (2,038,214)     342,619      854,908
Operating expenses:
  Selling, general and
   administrative.......    4,944,166     7,684,638     7,195,294    1,711,117    1,751,833
  Research and
   development..........    3,198,155     4,271,393     5,450,942    1,449,206    1,326,587
                          -----------  ------------  ------------  -----------  -----------
  Total operating
   expenses.............    8,142,321    11,956,031    12,646,236    3,160,323    3,078,420
                          -----------  ------------  ------------  -----------  -----------
  Operating loss........   (5,449,874)  (10,022,691)  (14,684,450)  (2,817,704)  (2,223,512)
Nonoperating income
 (expense):
  Interest expense......      (63,896)      (18,717)      (33,532)     (13,055)      (6,183)
  Other, primarily
   interest income......      224,086       218,408       219,529       65,739       67,435
                          -----------  ------------  ------------  -----------  -----------
  Net loss..............  $(5,289,684) $ (9,823,000) $(14,498,453) $(2,765,020) $(2,162,260)
  Accretion on
   convertible preferred
   stock................     (331,334)     (344,939)     (761,704)    (151,287)      (7,681)
                          -----------  ------------  ------------  -----------  -----------
  Net loss attributable
   to common
   shareholders.........  $(5,621,018) $(10,167,939) $(15,260,157) $(2,916,307) $(2,169,941)
                          ===========  ============  ============  ===========  ===========
Basic and diluted net
 loss per common share..  $     (0.60) $      (0.93) $      (1.04) $     (0.25) $     (0.09)
                          ===========  ============  ============  ===========  ===========
Weighted average common
 shares outstanding.....    9,351,060    10,963,416    14,741,431   11,884,248   24,002,103
                          ===========  ============  ============  ===========  ===========


                       See Notes to Financial Statements

                       ANCOR COMMUNICATIONS, INCORPORATED

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                Preferred Stock
                   -------------------------------------------
                     Series A       Series B      Series C        Common Stock     Additional
                   -------------- ------------- -------------- -------------------   Paid-In    Accumulated
                   Shares  Amount Shares Amount Shares  Amount   Shares    Amount    Capital      Deficit        Total
                   ------  ------ ------ ------ ------  ------ ---------- -------- -----------  ------------  ------------
Balance, December
 31, 1995........    --     $--     --    $--     --     $--    8,273,426 $ 82,734 $14,656,203  $(11,979,518) $  2,759,419
 Sales of Series
  A Preferred
  Stock (net of
  issuance costs
  of $756,466)...  1,030      10    --     --     --      --          --       --    9,543,524           --      9,543,534
 Conversions of
  Series A
  Preferred
  Stock..........   (856)     (8)   --     --     --      --    1,352,494   13,525     (13,517)          --            --
 Exercise of
  stock options
  and warrants
  (net of
  issuance costs
  of $33,915)....    --      --     --     --     --      --      773,519    7,735   2,832,061           --      2,839,796
 Employee stock
  purchases......    --      --     --     --     --      --        8,248       83      53,549           --         53,632
 Net loss........    --      --     --     --     --      --          --       --          --     (5,289,684)   (5,289,684)
                   -----    ----   ----   ----  -----    ----  ---------- -------- -----------  ------------  ------------
Balance, December
 31, 1996........    174       2    --     --     --      --   10,407,687  104,077  27,071,820   (17,269,202)    9,906,697
 Sales of Series
  B Preferred
  Stock (net of
  issuance costs
  of $603,253)...    --      --     855      8    --      --          --       --    7,947,739           --      7,947,747
 Conversions of
  Series A
  Preferred
  Stock..........   (132)     (1)   --     --     --      --      407,444    4,074      (4,073)          --            --
 Conversions of
  Series B
  Preferred
  Stock..........    --      --    (415)    (4)   --      --      876,383    8,764      (8,760)          --            --
 Exercise of
  stock options
  and warrants...    --      --     --     --     --      --       74,775      748     222,925           --        223,673
 Employee stock
  purchases......    --      --     --     --     --      --       11,717      117      61,112           --         61,229
 Net loss........    --      --     --     --     --      --          --       --          --     (9,823,000)   (9,823,000)
                   -----    ----   ----   ----  -----    ----  ---------- -------- -----------  ------------  ------------
Balance, December
 31, 1997........     42       1    440      4    --      --   11,778,006  117,780  35,290,763   (27,092,202)    8,316,346
 Sales of Series
  C Preferred
  Stock (net of
  issuance costs
  of $791,814)...    --      --     --     --   1,100      11         --       --   10,208,175           --     10,208,186
 Warrants issued
  in connection
  with license
  agreement......    --      --     --     --     --      --          --       --      768,064           --        768,064
 Conversions of
  Series A
  Preferred
  Stock..........    (42)     (1)   --     --     --      --      134,268    1,343      (1,342)          --            --
 Conversions of
  Series B
  Preferred
  Stock..........    --      --    (440)    (4)   --      --    3,999,976   40,000     (39,996)          --            --
 Conversions of
  Series C
  Preferred
  Stock..........    --      --     --     --    (871)     (9)  7,196,487   71,965     (71,956)          --            --
 Exercise of
  stock options
  and warrants...    --      --     --     --     --      --       58,020      580     215,301           --        215,881
 Employee stock
  purchases......    --      --     --     --     --      --       99,062      990     197,377           --        198,367
 Net loss........    --      --     --     --     --      --          --       --          --    (14,498,453)  (14,498,453)
                   -----    ----   ----   ----  -----    ----  ---------- -------- -----------  ------------  ------------
Balance, December
 31, 1998........    --      --     --     --     229       2  23,265,819  232,658  46,566,386   (41,590,655)    5,208,391
 Conversions of
  Series C
  Preferred
  Stock,
  unaudited......    --      --     --     --    (204)     (2)    789,322    7,893      (7,891)          --            --
 Exercise of
  stock options
  and warrants,
  unaudited......    --      --     --     --     --      --          999       10       4,694           --          4,704
 Employee stock
  purchases,
  unaudited......    --      --     --     --     --      --       15,191      152      57,153           --         57,305
 Net loss,
  unaudited......    --      --     --     --     --      --          --       --          --     (2,162,260)   (2,162,260)
                   -----    ----   ----   ----  -----    ----  ---------- -------- -----------  ------------  ------------
Balance, March
 31, 1999,
 unaudited.......    --     $--     --    $--      25    $--   24,071,331 $240,713 $46,620,342  $(43,752,915) $  3,108,140
                   =====    ====   ====   ====  =====    ====  ========== ======== ===========  ============  ============

                       See Notes to Financial Statements

                       ANCOR COMMUNICATIONS, INCORPORATED

                            STATEMENTS OF CASH FLOWS

                                                                       Three Months
                                Years Ended December 31,              Ended March 31,
                          --------------------------------------  ------------------------
                             1996         1997          1998         1998         1999
                          -----------  -----------  ------------  -----------  -----------
                                                                        (unaudited)
Operating Activities:     $(5,289,684) $(9,823,000) $(14,498,453) $(2,765,020) $(2,162,260)
Net loss
Adjustments to reconcile
 net loss to net cash
 used in operating
 activities:
  Provisions for
   receivables
   allowances...........      164,000    1,028,000           --           --           --
  Provision for obsolete
   inventories..........       50,000    1,045,000     4,262,000          --           --
  Writedown of
   equipment............          --       248,953       100,538          --           --
  Depreciation and
   amortization.........      617,419    1,077,796     1,342,653      307,087      380,031
  Changes in current
   assets and
   liabilities:
    Accounts
     receivable.........   (2,360,117)   1,491,366     1,057,034      366,385     (509,816)
    Inventories.........   (1,926,201)    (842,761)   (2,814,146)    (694,799)    (324,381)
    Prepaid expenses and
     other..............     (155,886)     181,751        44,585        8,186       36,473
    Accounts payable....      913,569     (788,937)     (514,938)     586,257      653,926
    Accrued
     liabilities........      (71,200)     323,926        24,686       91,087     (175,951)
    Unearned revenue....          --         1,000     6,641,919        1,000    2,584,406
                          -----------  -----------  ------------  -----------  -----------
Net cash provided by
 (used in) operating
 activities.............   (8,058,100)  (6,056,906)   (4,354,122)  (2,099,817)     482,428
                          -----------  -----------  ------------  -----------  -----------
Investing Activities:
Purchases of equipment..   (2,202,259)  (1,334,183)     (606,533)    (121,611)    (252,487)
Purchase of short-term
 investments............   (1,003,530)  (9,469,670)  (17,394,136)  (9,875,532)  (5,997,172)
Sale of short-term
 investments............    1,300,178   10,473,200    13,423,999    1,992,859    3,989,613
Capitalized software
 development costs......     (577,488)    (125,035)          --           --           --
Other, net..............      (52,569)     (70,934)      (49,078)      (4,936)      (5,133)
                          -----------  -----------  ------------  -----------  -----------
Net cash used in
 investing activities...   (2,535,668)    (526,622)   (4,625,748)  (8,009,220)  (2,265,179)
                          -----------  -----------  ------------  -----------  -----------
Financing Activities:
Net proceeds from sale
 of preferred stock.....    9,543,534    7,947,747    10,208,186   10,254,375          --
Net proceeds from
 exercise of warrants,
 exercise of options,
 and employee stock
 purchases..............    2,893,428      284,902       414,248       51,295       62,009
Principal payments on
 long-term debt.........   (1,587,628)    (154,758)     (166,732)     (52,015)     (45,061)
                          -----------  -----------  ------------  -----------  -----------
Net cash provided by
 financing activities...   10,849,334    8,077,891    10,455,702   10,253,655       16,948
                          -----------  -----------  ------------  -----------  -----------
Net increase (decrease)
 in cash................      255,566    1,494,363     1,475,832      144,618   (1,765,803)
Cash, beginning of
 period.................      251,475      507,041     2,001,404    2,001,404    3,477,236
                          -----------  -----------  ------------  -----------  -----------
Cash, end of period.....  $   507,041  $ 2,001,404  $  3,477,236  $ 2,146,022  $ 1,711,433
                          ===========  ===========  ============  ===========  ===========
Supplemental Cash Flow
 Disclosures
Cash payments for
 interest...............  $    63,896  $    18,717  $     33,532  $    13,055  $     6,183
                          ===========  ===========  ============  ===========  ===========
Supplemental Schedule of
 Noncash Investing and
 Financing Activities:
  Equipment acquired
   under capital lease..  $    87,280  $   110,300  $    222,673  $   173,845  $        --
                          ===========  ===========  ============  ===========  ===========
  Warrants issued under
   license agreement....  $        --  $        --  $    768,064  $        --  $        --
                          ===========  ===========  ============  ===========  ===========

                       See Notes to Financial Statements

                       ANCOR COMMUNICATIONS, INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS
     (Information as of and subsequent to March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited)

1. Nature of Business and Significant Accounting Policies

 Nature of business

   Ancor Communications, Incorporated (the Company) operates in one business segment, the development and marketing of various products for the communications market. The Company's products are components in fiber-optic communications networks. The Company also previously designed, produced, and marketed system components used in United States military communications systems. Sales are made to customers throughout the United States, in Japan, and in certain other foreign countries. Credit, including foreign credit, is determined on an individual customer basis.

 Basis of presentation of interim financial statements

   The accompanying unaudited financial statements as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the results of operations for the interim periods presented. Operating results for the interim periods are not necessarily indicative of the operating results for an entire year.

 Accounting estimates

   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue recognition

   Revenue on firm customer orders is generally recognized at the time product is shipped or services are provided. Product shipped for customer evaluation is recorded as consigned inventory. In certain circumstances during 1996, revenue was recognized upon completion of production under specific contractual arrangements for billing and delivery. The Company provides an allowance for product returns based on management's periodic assessment of the need for such an allowance. License revenue is recognized when all of the following criteria have been met: there is an executed license agreement, the product has been shipped to the customer, no significant vendor obligations remain, the license fee is fixed and payable within twelve months and collection is deemed probable.

 Cash and cash equivalents

   For purposes of reporting cash flows, the Company considers all unrestricted cash and any U.S. Treasury bills, commercial paper, and money market funds with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit and money market accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts.

 Short-term investments

   Short-term investments consisted primarily of investments in money market funds and in U.S. government obligations (primarily U.S. Treasury bills). Short-term investments are recorded at cost which approximates market.

                       ANCOR COMMUNICATIONS, INCORPORATED

     (Information as of and subsequent to March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited)


 Inventories

   Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company has recorded a reserve for potential obsolete inventory based primarily on management's estimate of future sales levels of products and related components in inventory (see Note 9).

 Depreciation and amortization

   Equipment purchases are stated at cost. Depreciation is computed by the straight-line method over estimated useful lives of three to five years. Intangible assets consist principally of patents, prepaid royalties, and cost in excess of net assets acquired. Amortization is computed by the straight-line method over estimated useful lives ranging from 5 to 15 years.

   The Company reviews its long-lived assets periodically to determine potential impairment by comparing the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value (estimated discounted future cash flows) of the long-lived assets. In connection with such a review, during 1997 and 1998 management wrote down certain assets resulting in a loss of $248,953 and $100,538 respectively.

 Fair value of financial instruments

   The financial statements include the following financial instruments: cash and cash equivalents, short-term investments, and long-term debt. No separate comparison of fair values versus carrying values is presented for the aforementioned financial instruments since their fair values are not significantly different than their balance sheet carrying amounts.

 Income taxes

   Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets and liabilities will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Income tax expense or benefit would be the tax payable or refundable for the year plus or minus the change in deferred tax assets and liabilities during the year.

 Capitalized software development costs

   The Company capitalizes software development costs incurred after the establishment of technological feasibility. These costs are amortized to cost of goods sold at the greater of (i) the amount computed using the ratio of current gross revenues for the product to the total of current and anticipated future gross revenues, or (ii) the straight-line method over the remaining estimated economic life of the product. An original estimated economic life ranging from one to five years is assigned to capitalized software development costs. It is reasonably possible that those estimates of anticipated future gross revenues, the remaining estimated economic

                       ANCOR COMMUNICATIONS, INCORPORATED

     (Information as of and subsequent to March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited)

life of the product, or both, could be reduced as a result of the rapid technological changes occurring in the markets in which the Company sells its products.

 Research and development

   Research and development costs applicable to both present and future products are charged to operations as incurred.

 Net loss per share

   The FASB has issued Statement No. 128, Earnings Per Share, which supersedes APB Opinion No. 15. Statement No. 128 requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities, outstanding that trade in a public market. Those entities that have only common stock outstanding are required to present basic earnings per-share amounts. Basic per-share amounts are computed, generally, by dividing net income or loss, as adjusted for by the weighted-average number of common shares outstanding. All other entities are required to present basic and diluted per-share amounts. Diluted per-share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless the effect is anti-dilutive, thereby reducing the loss or increasing the income per common share.

   The Company initially applied Statement No. 128 for the year ended December 31, 1997, and, as required by the statement, has restated all per-share information for the prior years to conform to the statement. In calculating the basic loss per share, the premium earned by the preferred shareholders ($331,334 in 1996, $344,939 in 1997 and $761,704 in 1998) was added to the net loss in all years presented. Potential common shares, consisting of options, warrants and convertible preferred stock for all periods, were not included in the computation as their effect was anti-dilutive. Basic and diluted loss per-share amounts are the same in each period presented.

 New Accounting Pronouncements

   Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" was adopted by the Company in 1998. This statement establishes standards for the reporting of information concerning operating segments in the financial statements.

2. Inventories

   Inventories consisted of:

                                             December 31,
                                        ------------------------   March 31,
                                           1997         1998         1999
                                        -----------  -----------  -----------
   Raw materials....................... $ 2,398,066  $ 4,031,546  $ 4,206,260
   Finished goods consigned to
    customers and others...............     527,078      779,054      797,643
   Finished goods......................     663,500    1,289,577    1,576,984
   Reserve for obsolescence............  (1,094,922)  (4,811,309)  (4,967,638)
                                        -----------  -----------  -----------
                                        $ 2,493,722  $ 1,288,868  $ 1,613,249
                                        ===========  ===========  ===========

   During the quarter ended June 30, 1998 the Company recorded the following special charges relating to excess and obsolete inventory: (i) $4,015,000 provision-for excess or obsolete inventory, (ii) $243,000

                       ANCOR COMMUNICATIONS, INCORPORATED

     (Information as of and subsequent to March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited)

provision for future commitments to purchase excess or obsolete inventory, and
(iii) $170,000 fee for canceling an order for excess or obsolete inventory. The Company made these charges due to its shift in focus from local area networks to storage area networks, along with a lack of demand in Japan for this old technology, causing the Company to believe its inventory of certain products is in excess of market demands.

3. Notes Payable and Long-term Debt

   Long-term debt consists of the following at December 31, 1997 and 1998:

                                                                December 31,
                                                              -----------------
                                                                1997     1998
                                                              -------- --------
   Note payable to shareholder(1)............................ $ 85,642 $ 81,946
   Capital lease obligations(2)..............................  109,205  168,842
                                                              -------- --------
                                                               194,847  250,788
   Less current maturities...................................   65,145  139,791
                                                              -------- --------
                                                              $129,702 $110,997
                                                              ======== ========

--------
(1) Payments are made to the note holder in an amount equal to 0.94 percent of Company sales in excess of $4,000,000 in any calendar year.
(2) The Company has capitalized certain equipment held under capital leases with a capitalized cost of $296,796 and $396,855 and accumulated depreciation of $99,745 and $133,752 at December 31, 1997 and 1998, respectively. The related obligations are recorded in the accompanying financial statements based on the present value of the future minimum lease payments based on an implicit interest rate of 13%.

   Approximate aggregate annual maturities of long-term debt, including capital lease obligations, at December 31, 1998, are as follows:

     Years ending December 31:
       1999........................................................... $131,000
       2000...........................................................   32,000
       2001...........................................................    6,000
       Note with no specific maturity.................................   82,000
                                                                       --------
                                                                       $251,000
                                                                       ========

4. Major Customers and Concentration of Credit Risk

 Major customers

   A summary of major customers follows:

                                            December 31,
                     -----------------------------------------------------------
                            1996                1997                1998
                     ------------------- ------------------- -------------------
                                Percent             Percent             Percent
   Customer            Sales    to Total   Sales    to Total   Sales    to Total
   --------          ---------- -------- ---------- -------- ---------- --------
   Boeing..........  $   78,000     1%   $  679,000     9%   $2,193,000    50%
   Netmarks, Inc...         --    --            --    --        967,000    22
   Hucom, Inc......   2,585,000    41     6,983,000    88       174,000     4
   Falcon Systems..     757,000    12           --    --            --    --

                       ANCOR COMMUNICATIONS, INCORPORATED

     (Information as of and subsequent to March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited)


   Accounts receivable from major customers totaled approximately $537,000 at December 31, 1998.

   Export net sales totaled approximately $3,277,000, $7,340,000, and $1,159,000 in 1996, 1997, and 1998, respectively. The Company's Japanese distributors comprised 79, 95, and 98% of export net sales in 1996, 1997, and 1998, respectively.

5. Income Taxes

   Deferred tax assets consist of the following components as of December 31, 1997 and 1998:

                                                         December 31,
                                                   --------------------------
                                                       1997          1998
                                                   ------------  ------------
   Loss carryforwards............................. $  8,594,000  $ 14,711,000
   Tax credit carryforwards.......................      694,000     1,042,000
   Accrued expenses...............................       51,000       188,000
   Allowances for obsolete inventory, product
    returns and doubtful accounts.................      833,000     2,317,000
   Property, plant and equipment..................          --       (440,000)
   Other items....................................      157,000           --
                                                   ------------  ------------
                                                     10,329,000    17,818,000
   Less valuation allowance....................... $(10,329,000) $(17,818,000)
                                                   ------------  ------------
                                                   $        --   $        --
                                                   ============  ============

   The income tax benefit differed from the statutory federal rate as follows:

                                          1996         1997         1998
                                       -----------  -----------  -----------
   Statutory rate applied to loss
    before taxes...................... $(1,851,000) $(3,438,000) $(4,929,000)
   Current period tax benefits not
    utilized..........................   1,851,000    3,438,000    4,929,000
                                       -----------  -----------  -----------
                                       $       --   $       --   $       --
                                       ===========  ===========  ===========

   At December 31, 1998, the Company has net operating loss, research and development credit, and investment tax credit carryforwards (under existing tax laws) as follows:

                                                              Net
                                                           Operating     Tax
   Carryforward Expiration                                   Loss      Credits
   -----------------------                                ----------- ----------
     1999................................................ $       --  $   15,000
     2000................................................     900,000        --
     2006................................................   1,100,000     82,000
     2007................................................   3,100,000    117,000
     2008................................................   2,100,000    126,000
     2009................................................   3,000,000    138,000
     2010................................................   3,500,000     82,000
     2011................................................   5,100,000    104,000
     2012................................................   7,400,000    278,000
     2018................................................  10,600,000    100,000
                                                          ----------- ----------
                                                          $36,800,000 $1,042,000
                                                          =========== ==========

                       ANCOR COMMUNICATIONS, INCORPORATED

     (Information as of and subsequent to March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited)


   Because of the changes in ownership that have occurred in connection with the company's initial public offering (IPO) in 1994, as well as the sales of securities that have occurred subsequent to the IPO, the Company's future use of its net operating loss and tax credit carryforwards are subject to certain annual limitations.

6. Shareholders' Equity

 Preferred stock

   The Company has authorized 5,000,000 shares of preferred stock at December 31, 1998. There is one series of preferred stock outstanding at December 31, 1998.

   Series A: In 1996, the Board of Directors designated 1,100 shares of the authorized preferred stock as Series A Preferred Stock. In March 1996, the Company sold 1,030 shares of Series A Preferred Stock in a private placement transaction which provided proceeds of $9,543,534, net of issuance costs of $756,466. In addition, the placement agent was granted warrants to purchase 111,094 shares of common stock at $6.49 per share.

   The Series A Preferred Stock had a stated value and liquidation preference of $10,000, plus an 8 percent per annum premium. The holders of the Series A Preferred Stock were not entitled to vote or to receive dividends. Each share of Series A Preferred Stock was convertible into common stock at the option of the holder based on its stated value at the conversion date divided by a conversion price. The conversion price was defined as the lesser of $6.49 per share or 85% of the average closing bid price of the Company's common stock for the five days preceding the conversion date. During 1996, 1997 and 1998, all shares of Series A Preferred Stock were converted into 1,894,206 shares of common stock.

   Series B: In 1997, the Board of Directors designated 900 shares of the authorized preferred stock as Series B Preferred Stock. On March 24, 1997, the Company completed a private placement transaction by selling 855 shares of Series B Convertible Preferred Stock which provided proceeds of $7,947,747, net of issuance costs of $602,253. In conjunction with the transaction, the placement agent was granted a five-year warrant to purchase 105,556 shares of common stock at $4.86 per share.

   The Series B Preferred Stock had a stated value and liquidation preference of $10,000, plus a 5 percent per annum premium. The holders of the Series B Preferred Stock were not entitled to vote or to receive dividends. Each share of Series B preferred Stock was convertible into common stock at the option of the holder based on its stated value at the conversion date divided by a conversion price. The conversion price was defined as the lesser of $4.86 per share or 85% of the average closing bid price of the Company's common stock for the five days preceding the conversion date. In addition, the investors received warrants to purchase common stock equal to 20% of their original investment not converted to common stock as of March 24, 1998, divided by the conversion price then in effect, with an exercise price equal to 115 percent of the average closing bid price for five days ending on the one-year anniversary date. Based on this calculation, warrants to purchase 181,070 shares of common stock were issued with an exercise price of $6.67. During 1997 and 1998, all shares of Series B Preferred Stock were converted into 4,876,359 shares of common stock.

   The Series B Preferred Stock also included provisions for (i) adjustment of the conversion rate and price in the event of stock splits, stock dividends, and mergers, (ii) restrictions on the Company's ability to issue capital stock with distribution or liquidation preferences senior to the Series B Preferred Stock, (iii) registration rights, and (iv) redemption by the Company in certain circumstances.

                       ANCOR COMMUNICATIONS, INCORPORATED

     (Information as of and subsequent to March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited)


   Series C: On February 19, 1998, the Company completed a private placement transaction by selling 1,100 shares of Series C Preferred Stock, that accretes at the rate of 8 percent per year which provided proceeds of $10,208,186, net of issuance costs of $791,814. In conjunction with this transaction, the placement agent was granted a five-year warrant to purchase 90,644 shares of common stock at $7.28 per share.

   The Series C Preferred Stock is convertible into Common Stock of the Company, subject to certain restrictions, at a variable conversion rate equal to the lower of (i) the Maximum Conversion Price (as defined below) or (ii) the average of the three lowest closing bid prices of the Common Stock during the applicable Pricing Period (as defined below). The Maximum Conversion Price for the first year is $11.00. After the first year, the Maximum Conversion Price is equal to the lesser of $11 per share and the average closing bid price of the five Wednesdays immediately preceding the first anniversary of the date the Series C Preferred Stock was issued ($7.575). The applicable Pricing Period is a number of consecutive trading days immediately preceding the date of conversion of the Series C Preferred Stock initially equal to twelve and increased by one additional consecutive trading day for each full calendar month which has elapsed since February 19, 1998. The Series C Preferred Stock is junior to the Series A and B Preferred Stock.

   The Series C Preferred Stock also includes provisions for (i) adjustment of the conversion rate and price in the event of stock splits, stock dividends, and mergers, (ii) restrictions on the Company's ability to issue capital stock with distribution or liquidation preferences senior to the Series C Preferred Stock, (iii) registration rights, and (iv) redemption by the Company in certain circumstances.

 Shareholder Rights Plan

   The Company declared a dividend of one right for each common share outstanding on November 10, 1998. Each right will entitle a shareholder to buy a fraction of a share of a newly authorized series of preferred stock at an exercise price of $20 per share. The rights will become exercisable in the event that a person or group acquires 15% or more of the Company's common shares or a tender offer is commenced that would result in ownership by a person or group of 15% or more of the Company's common shares (subject to certain exceptions).

   If a potential acquiror purchases at least 15% of the Company's outstanding Common Stock, shareholders other than the acquiror would be able to exercise the rights issued under the plan to purchase shares of the Company's Common Stock, or in some cases cash, property or other securities of the Company or shares of the acquiror's common stock, at a 50% discount from the market price. In addition, the Board may elect to exchange the rights for the Company's Common Stock.

   The Company's Board of Directors will be entitled to redeem the rights at $.01 per right at any time prior to an acquiror purchasing 15% or more of the Company's Common Stock.

   The new purchase rights will be distributed as a non-taxable dividend and will trade with the Company's Common Stock. There will be no rights certificates issued unless the rights become exercisable. The rights will expire on November 3, 2008.

 Options and warrants

   The Company's 1994 Long-Term Incentive and Stock Option plan provides for the granting of stock options, stock appreciation rights, restricted stock awards, and performance awards to officers, directors, employees, and independent contractors of the Company. The options may be granted at an exercise price of

                       ANCOR COMMUNICATIONS, INCORPORATED

     (Information as of and subsequent to March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited)

not less than the fair market value of common stock at the date of grant (110% for more than 10% shareholders).

   In order to retain its employees in a competitive employment market, and given the price of the Company's common stock at the time, on October 21, 1998, the Company's Board of Directors voted and approved to reprice outstanding options to purchase 1,091,333 shares of common stock held by active employees to an exercise price of $1.78, the closing price of the Company's common stock on that day. These options were originally issued before May 1, 1998 to employees at a weighted average exercise price of $7.16. The repriced options may not be exercised until October 21, 1999, at which point the options are exercisable subject to the vesting schedule of the original option agreements.

   The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1996, 1997 and 1998 consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated as follows:

                                                  December 31,
                                      ---------------------------------------
                                         1996          1997          1998
                                      -----------  ------------  ------------
   Net loss, as reported............. $(5,289,684) $ (9,823,000) $(14,498,453)
   Net loss, pro forma...............  (5,781,684)  (11,241,000)  (16,750,953)
   Basic and diluted net loss per
    share, as reported...............       (0.60)        (0.93)        (1.04)
   Basic and diluted net loss per
    share, pro forma.................       (0.65)        (1.06)        (1.19)

   The above pro forma effects on net loss and net loss per share are not likely to be representative of the effects on reported net income (loss) for future years because options vest over several years and additional awards generally are made each year.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996, 1997 and 1998:

                                                              December 31,
                                                            -------------------
                                                            1996   1997   1998
                                                            -----  -----  -----
   Expected dividend yield................................. $ --   $ --   $ --
   Expected stock price volatility.........................    82%   124%   131%
   Risk-free interest rate.................................  6.05%  6.30%  5.11%
   Expected life of options (years)........................   2.0    3.0    3.5

   The weighted-average fair value, as determined using the Black-Scholes option pricing model, of options and warrants granted during 1996, 1997 and 1998 was $4.70, $4.53 and $1.76, respectively.

   On September 24, 1998, the Company issued a warrant to purchase 750,000 shares of common stock (the "Warrant") to INRANGE Technologies Corporation ("INRANGE") in connection with a Technology License Agreement entered into between the Company and INRANGE on such date. The Warrant is exercisable for a period of five years. Of the 750,000 shares subject to the Warrant, 250,000 may be purchased at an exercise price of $2.50 per share, 250,000 may be purchased at an exercise price of $5.00 per share and 250,000 may be

                       ANCOR COMMUNICATIONS, INCORPORATED

     (Information as of and subsequent to March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited)

purchased at an exercise price of $10.00 per share. The Warrant was issued pursuant to Section 4(2) of the Securities Act of 1933, as amended.

   Transactions involving stock options and warrants during the three years ended December 31, 1998, are summarized as follows:

                                                                        Weighted
                                                                        Average
                                                                        Exercise
                                                                         Price
                                                                          Per
                                               Warrants   Stock Options  Share
                                               ---------  ------------- --------
   Balance, December 31, 1995.................   685,500      472,166    $4.26
     Granted..................................   111,094      471,000     9.39
     Exercised................................  (705,762)     (89,791)    3.72
     Expired..................................       --       (12,942)    5.00
                                               ---------    ---------    -----
   Balance, December 31, 1996.................    90,832      840,433     7.31
     Granted..................................   105,556      746,500     6.77
     Exercised................................   (25,182)     (60,808)    4.08
     Expired..................................       --      (102,459)    8.71
                                               ---------    ---------    -----
   Balance, December 31, 1997.................   171,206    1,423,666     7.15
     Granted.................................. 1,021,704    2,392,591     2.44
     Exercised................................       --       (58,020)    3.28
     Expired..................................       --      (261,063)    7.05
                                               ---------    ---------    -----
   Balance, December 31, 1998................. 1,192,910    3,497,174    $2.50
                                               =========    =========    =====
   Currently exercisable...................... 1,192,910      162,497    $5.93
   Not currently exercisable..................       --     3,334,677     2.32
                                               ---------    ---------    -----
                                               1,192,910    3,497,174    $2.50
                                               =========    =========    =====

   The following tables summarize information about stock options and warrants outstanding as of December 31, 1998:

                                   Options and Warrants       Options and Warrants
                                       Outstanding                Exercisable
                             -------------------------------- --------------------
                                          Weighted
                                           Average
                                          Remaining  Weighted             Weighted
                              Number of  Contractual Average   Number of  Average
                                Units     Life (in   Exercise    Units    Exercise
   Range of Exercise Price   Outstanding   Years)     Price   Exercisable  Price
   -----------------------   ----------- ----------- -------- ----------- --------
   $1.12- 1.78.............   2,760,674      7.8      $1.76          --    $ --
   $2.00- 5.31.............   1,226,459      6.1       4.34      699,625    3.95
   $5.37-13.25.............     702,951      3.4       7.97      655,782    8.03
                              ---------                        ---------
                              4,690,084      6.7      $3.37    1,355,407   $5.93
                              =========               =====    =========

                       ANCOR COMMUNICATIONS, INCORPORATED

     (Information as of and subsequent to March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited)

7. Commitments

 Operating leases

   The Company leases its office facility and certain equipment under operating leases. The total minimum annual future rentals under these noncancelable operating leases are approximately $98,000 and $13,000 in 1999 and 2000, respectively. The office facility lease requires the Company to pay real estate taxes, insurance and maintenance costs. Total rent expense under the operating lease-arrangements for 1996, 1997 and 1998, was approximately $439,000, $391,000, and $361,000, respectively.

 Potential contingent consideration

   In connection with its 1986 acquisition of Anderson Cornelius Company (subsequently merged into Ancor Communications, Inc.), the Company agreed to pay additional contingent consideration. This additional consideration (up to a remaining maximum of approximately $200,000) is payable annually at 4.0 percent of Company sales in excess of $4,000,000 in any calendar year and is recorded as cost in excess of assets acquired. Amounts payable under this arrangement were not material in any year presented.

 Profit sharing plan

   The Company has a profit sharing/401(k) plan which provides that an annual contribution, up to the maximum amount allowed as a deduction by the Internal Revenue Code, may be contributed by the Company to the plan. Company contributions to the plan are discretionary as determined by the Board of Directors. No contributions were made by the Company during 1996, 1997, and 1998.

 Major supplier

   The Company outsources the manufacturing of its products with a contract manufacturer. Purchases from this manufacturer were approximately $5,086,000, $6,480,000, and $4,071,000 in 1996, 1997, and 1998, respectively. Management believes that alternative contract manufacturers are available.

8. Lawsuits

   Ancor was a defendant in a consolidated class action captioned In re Ancor Communications, Inc. Securities Litigation, Case No. 97-CV-1696 (D. Minn.) alleging violations of the federal securities laws. The lawsuit was settled in November 1998 and dismissed by the district court on February 5, 1999. Pursuant to the terms of the settlement, a fund was created in the amount of $1,650,000. The Company paid $250,000 of the total settlement and the remaining $1,400,000 was paid by the Company's insurer. The $250,000 payment by the Company was recorded as an expense in the third quarter of 1998.

   The Company is also a defendant in a lawsuit brought by Hoyt Properties, Inc. ("Hoyt") venued in Hennepin County District Court in the State of Minnesota. Hoyt, as Landlord, and the Company, as Tenant, entered into an Agreement on May 29, 1998 which provided that Hoyt would build and lease to the Company an office building to be located in Eden Prairie, Minnesota, subject to certain contingencies, conditions, and agreements. Hoyt claims that the Company breached the Agreement, and asserts damages in excess of $2,500,000. The Company denies all liability, and alleges that Hoyt refused to provide improvements desirable and necessary to the Company's occupancy of the proposed leased space, and multiple contingencies, conditions, and agreements did not occur and no binding agreement exists. The Company is vigorously defending the case. There has been limited discovery completed to date. However, there is no assurance that

                       ANCOR COMMUNICATIONS, INCORPORATED

     (Information as of and subsequent to March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited)

any judgment, order or decree against the Company arising out of this action will not have a material adverse effect on the Company or its business. The Company is unable to determine at this time if there will be a material adverse outcome. No provision has been made for any loss that may occur as a result of an adverse outcome of the suit.

9. Fourth-Quarter Adjustments

 1996 fourth-quarter adjustments

   In the fourth quarter of 1996, the Company made significant adjustments relating to customer cancellations of sales made in prior 1996 quarters, the recording of product returns reserve (discussed in the accounting policies relating to revenue recognition), inventory reserves and write-offs, and other asset write-offs. These adjustments had the effect of increasing the fourth-quarter net loss and net loss per common share by approximately $944,000 and $0.09 per share, respectively.

 1997 fourth-quarter adjustments

   After experiencing further difficulties with the collections from certain of its customers, most notably the value added resellers, the Company increased its allowances for both future product returns and bad debts by a total of $543,000 during the quarter ended December 31, 1997. In addition, in connection with a revision to its business plan to not actively promote certain of its products which have been replaced by more technologically advanced versions, the Company increased its allowance for obsolescence by approximately $482,000. These adjustments had the effect of reducing fourth-quarter sales by approximately $530,000 and increasing the fourth-quarter net loss and net loss per common share by approximately $1,025,000 and $0.09 per share, respectively.

10. Subsequent Event

   On June 2, 1999, the Company entered into a product purchase agreement with Sun Microsystems, Inc. (Sun). This agreement provides Sun the ability to distribute the Company's product for a period of two years with automatic extensions for one-year periods unless there is written notice of termination within 180 days of an anniversary date.

   In addition, Sun received a warrant to purchase an aggregate 1,500,000 shares of common stock of the Company at an exercise price of $7.30 per share. Upon Sun purchasing $10,000,000 of the Company's product, the warrant will vest with respect to 149,253 shares of common stock. Subsequent purchases of the Company's product will vest quarterly at a rate of one warrant for each $67 of purchases through September 30, 2002. This warrant expires five years from the date of the agreement.

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                          Year Ended December 31, 1998

                                             Charged to
                                              Cost and
                               Balance at     Expenses               Balance at
                               Beginning     or Against                End of
         Description           of Period     Net Sales  Deductions     Period
         -----------           ----------    ---------- ----------   ----------
Deducted in the balance sheet
 from the assets to which it
 applies:
  Allowance for doubtful
   accounts:
    Year ended December 31,
     1998....................  $  109,000    $      --   $ 69,508    $   39,492
  Allowance for future
   product returns:
    Year ended December 31,
     1998....................     695,000(1)        --    695,000(2)        --
  Inventory valuation
   reserve:
    Year ended December 31,
     1998....................   1,094,922     4,183,180   466,793     4,811,309

--------
(1) The amount at the beginning of the period is net of the estimated value of product returns of $355,000.
(2) The gross sales value of the actual products returned by customers of $1,152,874 is offset by the actual value of the related products which were returned of $457,874, resulting in a net deduction to the allowance of $695,000.

             [Picture of Ancor GigWorks MKII 8- and 16-port switches]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,500,000 Shares


[LOGO OF ANCOR]

                               ----------------

                                   PROSPECTUS
                                       , 1999

                               ----------------

                         Banc of America Securities LLC

                            Bear, Stearns & Co. Inc.

                         Morgan Keegan & Company, Inc.

                   John G. Kinnard and Company, Incorporated

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   Except as set forth below, the following fees and expenses will be paid by Ancor in connection with the issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All such expenses, except for the SEC registration, NASD filing and Nasdaq listing fees, are estimated.

   SEC registration fee............................................... $ 23,029
   NASD filing fee.................................................... $  8,784
   Nasdaq listing of additional shares................................ $ 17,500
   Legal fees and expenses............................................ $150,000
   Accounting fees and expenses....................................... $ 70,000
   Blue sky fees and expenses......................................... $  5,000
   Transfer Agent's and Registrar's fees.............................. $  5,000
   Printing and engraving expenses.................................... $ 45,000
   Miscellaneous...................................................... $ 25,687
                                                                       --------
     Total............................................................ $350,000
                                                                       ========

Item 15. Indemnification of Directors and Officers

   Section 302A.521 of the Minnesota Statutes provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit and
Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions in such person's official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions in such person's official capacity for other affiliated organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Section 302A.521 also requires payment by a corporation, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court.

   Provisions regarding indemnification of officers and directors of Ancor to the extent permitted by Section 302A.521 are contained in Ancor's articles of incorporation and bylaws.

Item 16. Exhibits

 Number Description
 ------ -----------
   1.1  Form of Underwriting Agreement (To be filed by amendment).

   4.1 Loan and Warrant Purchase Agreement, dated as of June 24, 1992, between the Company and International Business Machines Incorporated
        (Incorporated by reference to the Company's Registration Statement on Form SB-2 filed March 11, 1994).

   4.2  Agreement and Amendment to Loan and Warrant Purchase Agreement, dated
        March 10, 1994, by and among the Company, International Business
        Machines Corporation and IBM Credit Corporation (Incorporated by reference to the Company's Registration Statement on Form SB-2 filed
        March 11, 1994).

   4.3  Second Amendment to Loan and Warrant Purchase Agreement, dated April
        25, 1994, by and among the Company, International Business Machines
        Corporation and IBM Credit Corporation (Incorporated by reference to
        Amendment No. 2 to the Company's Registration Statement on Form SB-2 filed April 28, 1994).

   4.4  Shareholders Agreement, dated as of June 24, 1992, among the Company,
        International Business Machines Incorporated and the shareholders of the Company named therein (Incorporated by reference to the Company's
        Registration Statement on Form SB-2 filed March 11, 1994).

   4.5  Form of Warrant issued April 28, 1995 (Incorporated by reference to the
        Company's Form 10-QSB filed for the quarterly period ended March 31,
        1995).

   4.6  Form of Warrant issued to John G. Kinnard & Company on October 23, 1995
        (Incorporated by reference to the Company's Form 10-QSB filed for the quarterly period ended September 30, 1995).

   4.7  Form of Warrant issued to Swartz Investments, Inc. on March 7, 1996
        (Incorporated by reference to the Company's Form 10-KSB filed for the fiscal year ended December 31, 1995).

   4.8  Form of Warrant issued to Dunwoody Brokerage Services, Inc. on March
        24, 1997 (Incorporated by reference to the Company's (Incorporated by reference to the Company's Form 10-Q filed for the quarterly period ended March 31, 1997).

   4.9  Form of Warrant issued to Purchasers of the Company's Series B
        Preferred Stock (Incorporated by reference to the Company's Form 10-Q filed for the quarterly period ended March 31, 1997).

   4.10 Form of Warrant issued to Dunwoody Brokerage Services, Inc. on February
        19, 1998 (Incorporated by reference to the Company's Form 10-K filed for the fiscal year ended December 31, 1997).

   4.11 Form of Warrant issued to INRANGE Technologies, Inc. on September 24,
        1998 (Incorporated by reference to the Company's Form 10-Q filed for the quarterly period ended September 30, 1998).

   4.12 Shareholder Rights Agreement, dated November 3, 1998, between the
        Company and Norwest Bank Minnesota, N.A. (Incorporated by reference to the Company's form 8-K filed November 3, 1998).

   5.1  Opinion of Dorsey & Whitney LLP.

  23.1  Consent of KPMG LLP.

  23.2  Consent of McGladrey & Pullen, LLP.

  23.3  Consent of Dorsey & Whitney LLP (included in Exhibit No. 5.1).

  24.1  Powers of Attorney (included on signature page).

Item 17. Undertakings

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all if the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on July 15, 1999.

                                          Ancor Communications,
                                           Incorporated

                                                /s/ Kenneth E. Hendrickson
                                          By: _________________________________
                                                   Kenneth E. Hendrickson
                                                Chief Executive Officer and
                                                          Director

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kenneth E. Hendrickson, Calvin G. Nelson and Steven E. Snyder, and each of them, his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this registration statement and (ii) registration statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

      /s/ Kenneth E. Hendrickson       Chief Executive Officer       July 15, 1999
______________________________________  and Director
        Kenneth E. Hendrickson

         /s/ Steven E. Snyder          Chief Financial Officer       July 15, 1999
______________________________________
           Steven E. Snyder

            /s/ Amyl Ahola             Director                      July 15, 1999
______________________________________
              Amyl Ahola

       /s/ Thomas F. Hunt, Jr.         Director                      July 15, 1999
______________________________________
         Thomas F. Hunt, Jr.

         /s/ John F. Carlson           Director                      July 15, 1999
______________________________________
           John F. Carlson

        /s/ Gerald M. Bestler          Director                      July 15, 1999
______________________________________
          Gerald M. Bestler

          /s/ Paul F. Lidsky           Director                      July 15, 1999
______________________________________
            Paul F. Lidsky

        /s/ Michael L. Huntley         Director                      July 15, 1999
______________________________________
          Michael L. Huntley

                                 EXHIBIT INDEX

 Number Description
 ------ -----------
   5.1  Opinion of Dorsey & Whitney LLP.

  23.1  Consent of KPMG LLP.

  23.2  Consent of McGladrey & Pullen, LLP.